COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

05008721

SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C. 209 SECTION

SUPPL

19 May 2005

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released today.

Yours faithfully

pp

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

COCA-COLA CCA AMATIL

MR DAVID GONSKI AO, CHAIRMAN

to

ANNUAL GENERAL MEETING OF

COCA-COLA AMATIL LTD

19 MAY 2005

CITY RECITAL HALL, SYDNEY, AUSTRALIA

* Please check on delivery

(Camera Shot)

Ladies and gentlemen, good afternoon...I am pleased in the Company's one hundred and first year to welcome you to
Coca-Cola Amatil Limited's Annual General Meeting.

A quorum is present and I declare the meeting open.

I would like to extend a particular welcome to any new shareholders who were previously shareholders of SPC-Ardmona. Following the acquisition of that business we were delighted to welcome over 6000 new shareholders to CCA. I would also like to welcome all the CCA employees here today, and particularly the senior managers who have travelled from our overseas operations.

The businesses of CCA, SPC, Ardmona and Henry Jones have between them over 400 years of proud history of meeting the needs of Australian consumers and an absolute commitment to continuing to do so.

Board of Directors

Before I start the formal proceedings, I would like to introduce my fellow directors.
[each director to acknowledge as his or her name is called]

(Slide – Henry Schimberg)

On my far left is Henry Schimberg, one of the two nominees of The Coca-Cola Company on the Board. Having had a 41-year career in the soft drink industry prior to joining the CCA Board four years ago, Henry brings to the Board invaluable experience in the non-alcoholic ready-to-drink beverage market, internationally. Henry sits on our Compensation Committee.

(Slide – Wal King)

On Henry' right is Wal King. Wal has worked in the construction industry for over 36 years and since 1987 has been Chief Executive Officer of Leighton Holdings. He brings to the Board a wealth of knowledge and business acumen as a world class manager and he also has enormous experience in doing business in Asia where

Leighton has substantial operations. Wal sits on the Nominations and Related Party Committees.

(Slide – Jillian Broadbent)

Next is Jillian Broadbent. She has a long and successful background in the banking industry and brings excellent experience in finance and risk management to the Board. Jillian is Chairman of our Audit, Risk & Compliance Committee and also sits on the Nominations, Compensation and Related Party Committees.

(Slide David Wylie)

On my immediate left is our company secretary, David Wylie. This is David's 12th AGM as Company Secretary and on behalf of the Board I would like to acknowledge the excellent job he has done in supporting us and ensuring that the myriad of requirements of a public company are performed in a timely and professional manner.

(Slide – Terry Davis)

On my right is Terry Davis our Managing Director. Now in his fourth year at CCA, Terry has displayed great vision and strong leadership skills and your Board has enormous confidence that you will continue to see operating improvements under his leadership. Until recently the only committee Terry sat on was the Compensation Committee. We have decided that, consistent with recent best practice in governance, Terry should no longer be a member of that committee. He will attend meetings of all our committees as appropriate by invitation.

(Slide – Geoff Kelly)

On Terry's right is Geoff Kelly, who is currently Chief Deputy General Counsel for The Coca-Cola Company. Geoff has 34 years of experience within The Coca Cola Company, much of it in the Asia-Pacific region and previously served on CCA's Board between 1996 and 2001. Geoff sits on our Audit, Risk & Compliance Committee.

(Slide David Meiklejohn)

Next is David Meiklejohn, who until recently was the Chairman of SPC Ardmona and joined our Board in February 2005. Today he offers himself for re election to the

Board. David is the Chairman of PaperlinX, is a Director of the ANZ banking Group and WMC Resources and brings excellent financial skills and operational experience in consumer packaging to the CCA Board. He is a member of our Audit, Risk & Compliance Committee, the Nominations and Related Party Committees.

(Slide – Mel Ward)
Seated at the far end of the table is Mel Ward. Mel was the Managing Director of Telecom Australia, at the time, one of Australia's largest businesses, before retiring in 1992 to become a Company Director. Mel, who has had a successful 43-year career in business, is Chairman of our Compensation Committee and sits on the Audit, Risk & Compliance Committee, the Nominations Committee and the Related Party Committee.

(Slide – David Gonski)
I have been on this Board since late 1997 and became Chairman early in 2001. I have a background in the law and am a merchant banker.
As your Chairman I believe we have a Board with excellent skills and experience, who through varied backgrounds and involvements bring different perspectives to the table. These differing viewpoints are, I believe critical for effective leadership.

(Camera Shot)
Coca-Cola Amatil is a consumer products business and our continued success is dependent on our ability to recognise and meet emerging consumer needs. Our business strategy has been based on this.

Over the last few years we have moved to broaden the base of our business through growing our non-carbonated beverages offering from around 5 to 20% of our beverage business.

Recently, we expanded into the ready-to-eat packaged fruit and vegetables sector, through the acquisition of SPC Ardmona, positioning CCA to benefit from the growing consumer demand for health and wellbeing food and beverages.

Whilst we have made this move, we remain the market leader in carbonated beverages across each of our six markets, with over 750,000 customers.

CCA is now moving to achieve leadership in non-carbonated beverages in each of its markets.

2004 Results

slide

In 2004, CCA's continued focus on innovation and improving customer service, resulted in a full year net profit, before significant items, of $278.0 million, up 16.4% on 2003. After significant items, CCA recorded a 44.3% growth, with a net profit of $280.3 million.

With the continuation of CCA's strong cash flow generation, I am pleased to confirm the continuation of CCA's policy of paying 70 to 80% of net profit as dividends. 2004 total dividends per share rose 21.7% to 28 cents and were fully franked. This dividend payment is double that paid to CCA shareholders in the 2001 year.

Camera shot

Shareholder feedback

We believe effective communications with shareholders to be at the core of all good governance practice. To provide greater opportunity for shareholders to raise issues we invited comments and questions prior to this meeting.

Comments made have been passed to the relevant part of the business for consideration. Where questions relate to a matter to be considered at this meeting they will be addressed in the discussion of those matters.

Other questions have been grouped and answers to them have been placed on the CCA website for the information of all interested shareholders.

The Coca-Cola Company Relationship

In March this year we met with the new Chairman of The Coca-Cola Company, Mr Neville Isdell, in South Korea. Neville is no stranger to CCA, having served as a Director from 1992 to 1997 and also has significant experience in managing bottling operations.

Our discussions were very positive and continued to reflect the increased flexibility, dialogue and understanding that has been built between The Coca-Cola Company and CCA in the past few years.

We found Neville to be alive to the problems in Korea, open to opportunities for solving those problems and very encouraging of our participation going forward.

You will recall that the Board formed a Related Party Committee which now, with the appointment of David Meiklejohn, comprises five independent directors. This Committee, prior to each full Board meeting, undertakes a review of all material transactions between CCA and The Coca Cola Company to ensure that the interests of all shareholders are protected.

Corporate social responsibility

CCA is building a sustainable business – economically, socially and environmentally. We do this because we believe such an approach strengthens the communities in which we operate, improves business efficiency and develops relationships with stakeholders, ultimately leading to increased shareholder returns.

Our efforts in this regard have been recognised by third parties. For example in February this year, Sustainable Asset Management named CCA as the sector sustainability leader after applying the research criteria of the globally recognized Dow Jones Sustainability Indexes.

Their assessment covers a wide range of general and industry-specific issues relating to the three dimensions of sustainability – economic, environmental and social.

We welcome this assessment and recognise that there remain areas we can improve – we will continue to pursue those areas.

CCA is a local business in each of the countries in which we operate. As such we are well placed to respond in times of great community need.

Video – Indonesian Images

Our response to the tragic events of the Boxing Day Tsunami demonstrated our commitment to supporting our local communities both in the short and longer term.

CCA Indonesia swiftly responded to the devastation of the 2004 Boxing Day Tsunami, utilising its local resources to supply trucks, basic medical supplies, blankets and bottled water to the local Indonesian community, particularly to the worst affected area of Aceh.

The tsumani will affect Indonesia, a country where your Company has over 8,500 employees, for a long time to come.

To address the longer term issue of rebuilding communities CCA has committed $1 million to the Coca-Cola Indonesia Foundation, an amount to be matched by The Coca-Cola company, with funds being directed to rebuilding health, educational and small business infrastructure.

Slide – Community partnerships

Closer to home in Australia, in 2004 your company supported community groups across a range of activities, ranging from:

- teaching Aboriginal children in remote communities to read and write through our involvement with the Australian Numeracy & Literacy Foundation
- helping the Inspire Foundation assist disadvantaged young people to access opportunities through the internet

- developing programs with Barnados to improve the parenting skills of parents of at risk teenagers

to

- providing food and beverage products to disadvantaged families through Foodbank and OzHarvest.

We are one of the major supporters of sport in Australia and believe that increasing levels of physical activity in young people is critical. That is why in 2004 we encouraged young people to be more physically active through programs run by the Royal Life Saving Association and Australian Football Federation.

Camera shot

In 2004 your company also continued to improve its environmental performance.

Two key issues we addressed in 2004 were ensuring sustainable water usage throughout our operations.

and increasing the level of beverage package recycling.

Coca-Cola Amatil is committed to managing the sustainability of all its water sources. It is common sense that a business that relies on groundwater to provide premium quality bottled water will protect the resource. The water we extract is used for its most valuable purpose – drinking – and we have, and will continue to put much time and effort to ensure we use it efficiently.

There has been some recent inaccurate media coverage about our proposal to expand production at our Peats Ridge bottled water operation.

Central Coast residents can be assured that they will not be adversely impacted from the proposal, as the water we are seeking does not draw on the local supply but comes from underground aquifers that are naturally recharged.

The amount that can be taken from the aquifer is closely controlled by the Department of Infrastructure, Planning and Natural Resources. They examine each licence

COCA-COLA AMATIL

MR TERRY DAVIS,
CCA GROUP MANAGING DIRECTOR

to

ANNUAL GENERAL MEETING OF
COCA-COLA AMATIL LTD

19 MAY 2005

CITY RECITAL HALL, SYDNEY, AUSTRALIA

** Please check on delivery*

Annual General Meeting

Terry Davis

Community (link from video)

Good afternoon ladies and gentlemen.

As you have just seen, CCA does seek to make a sustainable difference in the communities we operate in. We do this not just because we believe it advances our social responsibility obligations but firmly believe that it makes good business sense because of the goodwill it generates with all the stakeholders of our business.

2004 Summary

(Slide – 2004 financial summary)

Now in my fourth year as Managing Director I am pleased to be able to report that your Company has delivered a very strong operational performance over a sustained period of time, with 2004 being no exception.

In the last three years dividend payments to shareholders have doubled; and return on capital employed has improved from 7.6% to 11.3%.

2004, was our fourth consecutive year of double digit net profit growth, with net profit, before significant items, up 16.4% to $278 million.

Earnings per share, before significant items, was up 15.2% to 39.5 cents and free trading cash flow was strong at $237 million.

(Slide – $1,000 invested in 2001)

$1000 invested in CCA shares in 2001 is now worth $1,750 today. This represents a 40% improvement over the returns from the All Ordinaries Index.

(Slide – Trading by region)

The standout performance in 2004 was from our **Australian** team, which again over-delivered with a 14.4% profit increase, a 1.1 percentage point margin increase.

Retail customer numbers grew by 5% and 10 new products were launched.

Oceania had another solid trading performance in 2004 fuelled by significant growth in our non-carbonated beverage portfolio. New Zealand again contributed the majority share of the $8.2 million improvement in EBIT recorded by the region.

Indonesia returned to growth in 2004, despite continuing to operate in a difficult consumer environment. Unfortunately consumer spending deteriorated in the first quarter of 2005 following the Boxing Day Tsunami.

In 2004 **South Korea** experienced challenging trading conditions and, with no improvement in consumer demand, earnings before interest and tax fell to $4 million. This was a disappointing result and we are focused on strengthening the sales execution and marketing capabilities in that country. For its part, The Coca-Cola Company has committed to double marketing funds in 2005 to drive sales momentum across our core brands. However, to date revenue has not yet recovered and 2005 trading has begun as 2004 ended. Therefore, we would not expect to return to profitability in South Korea in first half 2005 and the full year result will be heavily dependent on the success of the new sales and marketing programs over the important summer season of May through July.

Turning to current trading conditions.

The organisational focus for 2005 will continue to be prioritised on further product innovation, the increase in cold drink coolers, further growth in new sales outlets and finally broadening our non-carbonated beverage portfolio.

In the first quarter of 2005, we experienced softer trading conditions across the group. In our key market of Australia we believe the slower start to the year has come from cooler weather, a reduction in consumer spending due to the impact of donations to Tsunami relief efforts, higher petrol prices and concerns over higher interest rates.

Even CCA cannot be totally immune when consumers have less money in their pocket to spend on discretionary items. I believe that the personal tax cuts recently announced in the Federal government budget will provide a much needed boost to

consumer confidence and hence discretionary spending, particularly in NSW which seems to be the State most affected.

(Slide – Acquisitions)

Impact of Acquisitions

Over the past three years, CCA has invested approximately $366 million in seven acquisitions (excluding SPC Ardmona) to strengthen our Australian and New Zealand businesses. Over the same period, $330 million has been generated from non-core asset sales. Over the last 12 months, beverage acquisitions have included Crusta Fruit Juices, Quirks Refrigeration and the Coca-Cola licence for the Northern Territory.

The addition of SPC Ardmona to the CCA Group in February this year will enable CCA to participate in the growing consumer trend towards more healthy food and beverages.......I will talk more about this in a moment.

We are pleased with the progress of these recent acquisitions although, it should be noted that since 2001 approximately 90% of CCA's 17.6% compound annual growth in net profit has come from organic growth. We see this balance of emphasis continuing for the foreseeable future.

This organic growth has been achieved through accelerated innovation in new products combined with, strong discipline in capital management and expense control.

Our Commitment to Innovation

There is no doubt that without continuous product innovation, in combination with creative marketing programs, consumer goods markets will not develop at the rate we have been able to grow the non-alcoholic ready-to-drink market here in Australia.

One of CCA's core strengths has been the ability to build a product and pack matrix that has grown the take-home product category for our large foodstore customers, but at the same time we have also grown our immediate consumption business through developing broader offerings for our smaller retail customers.

As a result -

- Our market leading brands continue to drive more store traffic and make more profit for our customers than they could achieve by selling our competitors' products;
- This comes about from product and packaging innovation which delivers sizzle to the category and excitement for consumers;
- At the same time we have driven down costs, for us and our customers, through supply chain improvements; and,
- Have developed key customer leadership programs that seek to grow both the volume and profitability of the beverage category over the long term.

We will continue with our strategy of providing consumers with more choice.

Since 2001, CCA have launched over 40 new products, including range extensions, with 18 new products last year. We have had successes with products such as Vanilla Coke, Fanta flavours, Nestea Cool, Frestea in Indonesia, Aquashot in New Zealand, Powerade flavours and Recharge by Sprite.

(Slide – Innovation, Vanilla Coke)

The launch of Vanilla Coke was the break through new product for CCA. It reinvigorated the entire Cola segment and generated over $100 million of revenue in 2003 and 2004. Recently, to refresh the brand, Kamahl – whom I'm sure you will all be familiar with - was asked to spearhead a new advertising campaign...that returned to the "smooth and cool" tagline as well as leveraging Coca-Cola's tie-in with the TV program the "X" factor.

Let's see how Kamahl did it.

{VIDEO}

Another very successful strategy has been the adoption of rotational flavours, particularly with Powerade and Fanta.

(Slide – Innovation, Fanta)

In 2001, CCA introduced five Fanta flavours. In 2004, an ice cream flavoured soft drink, Fanta Spider, was launched as a summer only brand. This year Fanta Sours were launched...as the name suggests a drink with a distinctive taste.

(Slide – Recharge by Sprite)

In 2004, CCA launched 'Recharge' by Sprite, an energy drink that has leveraged the brand strength of Sprite. This is the world's first energy drink brand extension for 'Sprite'.

Sprite Zero, a low sugar Sprite developed in response to the growing health & wellbeing trend, was recently launched and follows in from the very successful launches of three diet Coke flavours...lemon, vanilla and lime. Each diet Coke range extension has delivered increased sales over the previous flavour. These innovations in diet CSDs have been well received by consumers and CCA's Australian business recorded a 10% growth in diet CSDs (in 2004).

(Slide – Water segment - Australia)

In the last two years, we have increased our share of the water segment in our key markets. In Australia, CCA now has the top three water brands, by value, ...with 'Mount Franklin' a strong number one, followed by 'pump' and 'Neverfail'.

(Slide – Water segment – New Zealand)

In New Zealand, flavoured "on-the-go" water recorded a greater than 40% growth in the 2003 year - led by Mizone Sports Water, a product produced by CCA's main New Zealand competitor.

Our response was to launch Aquashot in July last year. In the 6 months following the launch, 1 in 5 New Zealanders purchased Aquashot versus 1 in 7 for Mizone and 1 in 10 for H2Go.

Today, Aquashot makes up approximately 20% of the Flavoured Water Market in New Zealand and in addition to taking market share directly from Mizone it has also led to a 12% growth in the segment.

I would now like to share with you three of the innovative ads that have been developed to support these new products.
{VIDEO – Fanta sours, Sprite Zero and Aquashot}

And the innovation will accelerate throughout 2005.

(Slide – Major new products)

There are four major new product developments to come in 2005 and they are:

- **Minute Maid's Juice** - the world's largest juice brand has been launched in Korea;
- **Fruitopia J** and **Fruitopia Classic** – will be launched in Australia next month;
- **Coke with Lime** in Australia – will also be launched next month; and finally
- **Coke with Raspberry** and **diet Coke with Raspberry** will be launched in New Zealand in June.

Minute Maid is the world's largest juice brand and has been launched in South Korea to strengthen CCA's overall product portfolio. Juice is the second largest segment in the non-alcoholic ready to drink market in that country, with an approximate 28% share… slightly behind carbonated soft drinks. CCA's major competitor generates approximately $480 million of juice revenue (compared to CCA's 2004 total revenue in South Korea of approximately $560 million) and that juice revenue has grown at a compound rate of over 10% since 2001.

We believe that the future for our juice business is in value added products that move orange juice away from its traditional commodity and inconsistent flavour status. The new range in Korea for Minute Maid will comprise a 100% juice, Bone PLUS, Heart PLUS and Kids PLUS. The Heart PLUS product is a great example of a value added beverage that contains Fibre and Vitamin E, which act as antioxidants to improve blood circulation and make your heart healthier.

In the period since its launch, the Minute Maid range has already sold over 1.2 million unit cases.

CCA currently has a very small share of the Australian juice segment and Fruitopia J and Fruitopia Classic are the first new products in our expansion into that segment.

Fruitopia J is a significant breakthrough in juice formulation for Australian consumers, providing a great tasting shelf stable brand. Fruitopia Classic is a unique blend of fresh

and concentrate juice and will be the first time Fruitopia has been offered in the supermarket channel.

Coke with Lime follows on from the success of diet Coke with Lime, which has been CCA's most successful diet Coke extension in Australia. Almost 30% of CCA's volume from diet Coke with Lime is consumed by people who did not previously regularly purchase carbonated soft drinks. Coke with Lime along with Fruitopia J can be sampled in the foyer after the meeting.

Finally, in a global first for the Coca-Cola System, New Zealand will launch Coke with Raspberry and diet Coke with Raspberry. The consumer interest has been exceptional and the first bottle of Raspberry Coke produced was auctioned on TradeMe (New Zealand's equivalent of e-bay). The final bid was NZ$3,010, with the proceeds going to the charity "Youthline". This is also the first time ever that the Coca-Cola flavour and the diet Coke flavour have been launched simultaneously.

Now turning to our recent acquisition of SPC Ardmona.

We have received a number of questions from shareholders regarding the acquisition and there are four key points that I would like to make.

(Slide – SPCA acquisition rationale)

Nutritionists have been telling us we have to drink more water and eat more fruit and vegetables. We've obviously got bottled water well covered and SPC Ardmona gives us the other leg.

At the heart of the acquisition rationale is our view that capital allocation will increasingly go to those markets where we have the greatest economy of scale and where CCA is generating the best returns and has least risk. Today, Australia and New Zealand are generating well above their costs of capital and delivering the best growth rates ..... hence the focus in these countries.

(Slide – Leading Brand Portfolio)

The second reason behind the acquisition is that SPC Ardmona owns the market leading brands.

- It is the market leader in deciduous fruit with more than 50% share
- It is the market for snack packs with over 90% share
- IXL is the number one brand in spreads and the Company is the clear No 2 player in Baked Beans and Spaghetti.

This leading position provides an excellent brand platform to build on. Again this is something that has been a key success factor for CCA.

(Slide – SPCA acquisition rationale)

The third point is that CCA has proven that providing higher levels of service can deliver a material increase in profits. We believe this operating framework can add real value to SPC Ardmona and its customers.

The fourth point is that there are very few SPC Ardmona customers who are not CCA customers. The strength of our customer relationships has been a critical part of CCA's success.

(Slide – SPCA snapshot)

As you can see in this slide, the major revenue stream of the business is in packaged ready-to-consume fruit. This is where we see major opportunities for product and package innovation to cater for different consumption occasions.

(Slide – SPCA product and package development)

Firstly, New Packaging Development – There are clear opportunities to accelerate the re-sealable fridge pack. These innovative packs have in a very short time grown to 20% of SPC Ardmona's ready-to-consume fruit business.

CCA has proven in its beverage business that innovative packaging which provides the consumer with real benefits can have a marked effect on the growth and profitability of a particular category.

Secondly, New Product Development - as you can appreciate for competitive reasons I am not going to go into too many specifics about future new products. Needless to say, we will leverage the SPC fruit expertise to expand into other categories.

Turning to other areas of opportunity for SPC Ardmona.

Manufacturing – We will upgrade and expand SPC Ardmona's manufacturing and distribution capability. Procurement savings from direct materials sourcing have already been a key benefit from the acquisition for the Group.

Route Trade Distribution - Over the medium term, additional volume will be generated by combining some of CCA's and SPC Ardmona's distribution. This will provide our smaller customers with greater frequency of deliveries and larger drop sizes.

We expect that SPC Ardmona can achieve EBIT growth of 15 to 20% in 2005.

2005 Outlook

(Slide – 2005 outlook)

Now turning to the guidance for the Group's 2005 earnings growth.

CCA expects full year earnings growth to be weighted towards the second half primarily due to the following:

- Firstly, first half 2005 will have two fewer selling days than the same period last year.
- Second, CCA has experienced soft volume in key markets in the first quarter due to high in-trade inventory levels, cooler weather and a generally softer retail environment. CCA is also cycling a high volume growth rate in the first half of 2004, with Australia in particular recording volume growth of 7.5% in that period;
- Thirdly, the benefit of the recent price increases will not be realised in full until the second half of 2005; and finally
- the integration synergies from SPC Ardmona will begin in the second half.

Notwithstanding that we are cycling the very strong growth rates achieved in 2004 and experiencing a higher cost of goods environment, we still expect to deliver around 10% net profit growth for the CCA Group for the first half to 30 June.

Subject of course to no deterioration of current trading conditions, we expect to deliver low double digit net profit growth for the CCA Group for the 2005 full year.

People

(Slide – Our workforce)

I would now like to discuss the changing face of our workforce.

To deliver on our long term objectives, the demands being placed on our people and managers are both broader and require greater skills than at any time in the past. I am particularly proud of the way our whole team of employees have responded to the challenge of improving the returns in our business and improving the level of service to our customers.

We have attracted a number of talented and experienced people to the business who have actively challenged how we do things to identify new and innovative ways to progress our business.

We continue to increase the strength of our management team across the group by constantly moving high performing employees into new roles and between countries to share best practice in sales and customer service.

This stronger focus on training and development across the whole organisation has also provided a richer talent base for succession planning and we see the opportunity to further improve the diversity of CCA's workforce, with a particular emphasis on attracting and developing more senior female managers.

General

(Slide – Holding)

In closing, CCA delivered another excellent result in 2004. In fact a record net profit for the company some 15% more than the previous highest profit achieved. More importantly, and perhaps the best indicator to the turn around in performance of the business, is that we achieved this record profit result in 2004 on some $2.7bn less capital employed.

Like many other Australian corporates we expect 2005 to be a more challenging year but still look forward to delivering another strong result despite what may be a more difficult trading environment.

Thank you. I will now hand back to David Gonski.

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

19 May 2005

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

ANNUAL GENERAL MEETING & MEETING OF NON-PARTICIPATING SHAREHOLDERS

In accordance with ASX Listing Rule 3.13.2 Coca-Cola Amatil Limited (CCA) announces that the following resolutions were passed by shareholders at its Annual General Meeting today:

1. **Resolution 1: Accounts**

   As an ordinary resolution, the accounts for the year ended 31 December 2004 and the reports of the Directors and Auditors were received.

2. **Resolution 2: Election of Directors**

   As ordinary resolutions, Mr W.M. King, Mr H.A. Schimberg and D.E. Meiklejohn were re-elected as Directors.

3. **Resolution 3: Adoption of New Constitution**

   As a special resolution:

   "That effective at the conclusion of the Annual General Meeting the Constitution contained in the document submitted to this Meeting and signed by the Chairman for the purpose of identification be approved and adopted as the Constitution of the Company in substitution for the existing Constitution of the Company, which is repealed."

   A copy of the adopted Constitution is attached.

4. **Resolution 4: Variation of Rights of Non-Participating Shares**

   As a special resolution:

   "That:

   a) for the purposes of section 136 of the Corporations Act 2001, and for all other purposes, and with effect from the earliest date on which the variation becomes effective in accordance with law; and

   b) subject to approval or written consent of the members whose rights are to be varied,

the Constitution of the Company adopted pursuant to Resolution 3 be amended by deleting Article 2.9 and substituting the following:

2.9 Non-Participating Shares

The Non-Participating Shares have no rights, powers or privileges of any nature except the following:

(a) *the right, in the event of the Company being wound up, to participate, pari passu with the holders of Shares in the capital of the Company, in the surplus assets of the Company remaining after payment or repayment of the capital paid up on and the dividends payable in respect of the Shares and $1,000,000 in respect of each such Share (or, if the capital and premium payable in respect of the issue of such Share has not been fully paid, a proportion of $1,000,000 equal to the proportion of the capital and premium so payable in respect of the Share which has been paid) to a maximum amount of one dollar for each such Non-Participating Share held by that holder, and Article 12.1 shall apply subject to the provisions of this Article 2.9 accordingly;*

(b) *the right to vote on any resolution to consider a reduction of capital and cancellation of the Non-Participating Shares which the Directors determine is fair and reasonable to the Company's shareholders as a whole. At a meeting of the holders of Non-Participating Shares:*

- *any person present may demand a poll;*
- *on a poll at any such meeting, every Member present shall have one vote for each Non-Participating Share that the Member holds;*
- *on a show of hands, every Member present shall have one vote.*

So much of these Articles as relates to general meetings and voting thereat shall mutatis mutandis apply to every meeting of the holders of Non-Participating Shares save that a quorum shall be 2 persons holding or representing one third of the issued Non-Participating Shares."

5. **Resolution 5: Reduction of Capital**

As a special resolution:

"That:

(a) for the purposes of section 256B of the Corporations Act 2001, and for all other purposes, and with effect from the date when approval of the members whose shares are to be cancelled is obtained; and

(b) subject to approval of the members whose shares are to be cancelled,

the issued share capital of the Company be reduced by $43,650, and that reduction be effected and satisfied by the cancellation of 43,650,755 non-participating shares and the payment to the holders of the non-participating shares on the Record Date in consideration for that cancellation of 1 cent for each 10 non-participating shares held by them (with any fractional entitlements rounded down), and otherwise on the terms and conditions set out in the Explanatory Statement to this Notice."

For the purposes of Resolution 5:

"Non-Participating Shares" means the Non-Participating Shares in the capital of the Company described in Article 2.9 of the Constitution of the Company adopted pursuant to Resolution 3.

"Record Date" means the date which is 5 business days after the date on which the Company tells the ASX that 14 days has elapsed after the Company lodged the resolution approving the reduction with ASIC (anticipated to be Monday, 11 July 2005).

6. **Resolution 6: Increase in Directors' Fees**

As an ordinary resolution:

"That, pursuant to Article 79 of the Constitution, the maximum amount of Directors' fees for their services as Directors be increased from the present limit of $1,000,000 per annum in aggregate to a limit of $1,500,000 per annum in aggregate."

7. **Resolution 7: Participation by Executive Director in the Long Term Incentive Share Plan**

As an ordinary resolution:

"That the Directors be permitted to invite Mr T.J. Davis to participate in the Coca-Cola Amatil Limited Long Term Incentive Share Plan by offering him rights to acquire up to 324,750 fully paid ordinary shares in Company in the manner set out in the Explanatory Notes to this Notice of Meeting".

Proxies

In accordance with s251AA of the Corporations Act, CCA advises that all resolutions were passed on a show of hands and proxy votes were received as follows:

Resolution	For	Open	Against	Abstain
1.	471,443,827	22,071,600	38,636	10,803,016
2a. (W. King)	491,731,616	3,967,176	7,557,019	1,100,453
2b. (H. Schimberg)	497,731,565	3,984,662	1,526,602	1,114,250
2c. (D. Meiklejohn)	499,042,880	3,965,962	240,282	1,107,965
3.	499,785,304	3,963,733	203,297	352,121
4.	498,435,345	5,018,632	473,186	428,160
5.	497,978,239	5,054,365	649,997	517,478
6.	475,988,601	2,757,937	22,785,421	796,810
7.	413,635,303	4,966,371	82,990,859	1,193,827

In addition, at a meeting of holders of Non-Participating Shares, the following resolution was passed as a Special Resolution:

"That:

a) for the purposes of section 136 of the Corporations Act 2001, and for all other purposes, and with effect from the earliest date on which the variation becomes effective in accordance with law; and

b) subject to approval of the members of the Company,

the Constitution of the Company be amended by deleting Article 2.9 and substituting the following:

2.9 ***Non-Participating Shares***

The Non-Participating Shares have no rights, powers or privileges of any nature except the following:

(a) the right, in the event of the Company being wound up, to participate, pari passu with the holders of Shares in the capital of the Company, in the surplus assets of the Company remaining after payment or repayment of the capital paid up on and the dividends payable in respect of the Shares and $1,000,000 in respect of each such Share (or, if the capital and premium payable in respect of the issue of such Share has not been fully paid, a proportion of $1,000,000 equal to the proportion of the capital and premium so payable in respect of the Share which has been paid) to a maximum amount of one dollar for each such Non-Participating Share held by that holder, and Article 12.1 shall apply subject to the provisions of this Article 2.9 accordingly;

(b) the right to vote on any special resolution to consider a reduction of capital and cancellation of the Non-Participating Shares which the Directors determine is fair and reasonable to the Company's shareholders as a whole. At a meeting of the holders of Non-Participating Shares:

i) any person present may demand a poll;

ii) on a poll at any such meeting, every Member present shall have one vote for each Non-Participating Share that the Member holds;

iii) on a show of hands, every Member present shall have one vote.

So much of these Articles as relates to general meetings and voting thereat shall mutatis mutandis apply to every meeting of the holders of Non-Participating Shares save that a quorum shall be 2 persons holding or representing one third of the issued Non-Participating Shares."

Proxies

In accordance with s251AA of the Corporations Act, CCA advises that the resolution was passed on a show of hands and proxy votes were received as follows:

For	Open	Against	Abstain
1,849	42,411,042	Nil	Nil

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

CLAYTON UTZ

Constitution of Coca-Cola Amatil Limited
ACN 004 139 397

Table of contents

Coca-Cola Amatil Limited ACN 004 139 397

Constitution

1. Preliminary

1.1 Definitions and interpretation

Schedule 1 applies and forms part of this Constitution.

1.2 Nature of the Company

The Company is a public company limited by shares.

1.3 Replaceable rules

The replaceable rules in the Corporations Act do not apply to the Company.

2. Shares

2.1 Issue of Shares and options

(a) Subject to the Applicable Law and any rights and restrictions attached to a class of Shares, the Company may:

(i) allot and issue unissued Shares; and

(ii) grant options over unissued Shares,

on any terms, at any time and for any consideration, as the Directors resolve.

(b) The powers of the Company under Article 2.1(a) may only be exercised by the Directors.

2.2 Variation of classes and class rights

(a) Whenever the capital is divided into different classes of shares the rights attached to any class issued with any preferred or special rights (unless otherwise provided by the conditions of issue of the shares of that class) may be varied in any manner or (subject to the provisions of the Applicable Law) preference capital (other than redeemable preference capital) repaid but only with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class provided however that if the necessary majority is not obtained at the meeting the variation may be made if the consent in writing of the holders of at least three fourths of the issued shares of the class is obtained within 2 months from the date of the meeting. So much of these Articles as relates to general meetings and voting thereat shall mutatis mutandis apply to every such meeting save that a quorum shall be at least 2 persons holding or representing one third of the issued shares of that class and that any person so present may demand a poll.

(b) The rights conferred upon holders of shares of any class shall unless otherwise expressly provided by the conditions of issue of the shares of that class be deemed to be varied by the creation or issue of further shares ranking equally therewith or except in the case of redeemable preference shares by the repayment of the capital paid thereon.

2.3 Consolidation and subdivision of Shares

The Company may by ordinary resolution passed at a general meeting convert all or any of its Shares into a larger or smaller number of Shares.

2.4 Reductions of capital and buy-backs

(a) Subject to the Applicable Law, the Company may:

(i) reduce its share capital; and

(ii) buy-back Shares in itself,

on any terms and at any time.

(b) The method of distribution of a reduction of the share capital of the Company may include any or all of the payment of cash, the issue of shares or other securities, the grant of options and the transfer of assets.

(c) If a distribution of a reduction of the share capital of the Company includes an issue or transfer of shares in a body corporate, each Member:

(i) agrees to become a member of that body corporate; and

(ii) in the case of transfer, appoints the Company and each Director as its agent to execute an instrument of transfer or other document required to transfer those shares to that Member.

2.5 Unmarketable parcels of Shares

Schedule 2 applies and forms part of this Constitution.

2.6 Registered holder is absolute owner

Except as required by law, the Applicable Law or this Constitution, the Company is not required to recognise any interest in, or right in respect of, a Share except an absolute right of legal ownership of the Member registered as the holder of that Share.

2.7 Holding statements and certificates

(a) Subject to the Applicable Law, the Company need not issue certificates for Shares, and may cancel existing certificates for Shares without issuing any replacement certificate, if the Directors so resolve.

(b) The Company must issue to each Member, in accordance with the Applicable Law, statements of the holdings of Shares registered in the Member's name.

(c) Subject to Article 2.7(a) and the Applicable Law, the Company must issue to each Member, free of charge and in accordance with the Applicable Law, one certificate in respect of each class of Shares registered in the Member's name.

(d) If a Share is jointly held by more than 3 persons, the Company is not required to register more than 3 persons as joint holders of a Share.

(e) Subject to Article 2.7(a) and the Applicable Law, if a Share is jointly held:

(i) the Company is not required to issue more than one certificate for the Share; and

(ii) delivery of a certificate for the Share to any one of the joint holders of the Share is delivery to all the joint holders.

(f) Subject to Article 2.7(a) and the Corporations Act, the Company must issue a replacement certificate for a Share if:

(i) the Company receives and cancels the existing certificate; or

(ii) the Company is satisfied that the existing certificate is lost or destroyed, and the Member complies with all conditions set out in the Corporations Act and pays any fee as the Directors resolve.

2.8 Voluntary escrow

(a) A Member must give to the Company the information which the Company is required by the Listing Rules to disclose to ASX in respect of any arrangement entered into by that Member which restricts the transfer or other disposal of the Shares of that Member.

(b) The information referred to in Article 2.8(a) must be given to the Company as soon as reasonably practicable, but in any event no later than 2 Business Days prior to the date on which the Company is required by the Listing Rules to disclose that information to ASX.

2.9 Non-Participating Shares

The Non-Participating Shares have no rights, powers or privileges of any nature except the following:

(a) the right, in the event of the Company being wound up, to participate, pari passu with the holders of Shares in the capital of the Company, in the surplus assets of the Company remaining after payment or repayment of the capital paid up on and the dividends payable in respect of the Shares and $1,000,000 in respect of each such Share (or, if the capital and premium payable in respect of the issue of such Share has not been fully paid, a proportion of $1,000,000 equal to the proportion of the capital and premium so payable in respect of the Share which has been paid) to a maximum amount of one dollar for each such Non-Participating Share held by that holder, and Article 12.1 shall apply subject to the provisions of this Article 2.9 accordingly;

(b) the right to vote on any resolution to consider a reduction of capital and cancellation of the Non-Participating Shares which the Directors determine is fair and reasonable to the Company's shareholders as a whole. At a meeting of the holders of Non-Participating Shares:

(i) any person present may demand a poll;

(ii) on a poll at any such meeting, every Member present shall have one vote for each Non-Participating Share that the Member holds;

(iii) on a show of hands, every Member present shall have one vote.

So much of these Articles as relates to general meetings and voting thereat shall mutatis mutandis apply to every meeting of the holders of Non-Participating Shares save that a quorum shall be 2 persons holding or representing one third of the issued Non-Participating Shares.

3. Calls, company payments, forfeiture and liens

Schedule 3 applies and forms part of this Constitution.

4. Transfer of shares

4.1 Electronic Transfer Systems

The Company may do any act, matter or thing permitted under the Applicable Law to facilitate involvement by the Company in any clearing and settlement facility provided under the Applicable Law for the transfer of securities.

4.2 Forms of transfer

(a) Subject to this Constitution, a Member may transfer one or more Shares the Member holds by:

(i) a proper ASTC transfer;

(ii) an instrument of transfer in compliance with this Constitution; or

(iii) any other method permitted by the Applicable Law.

(b) Except as permitted by the Listing Rules or ASX, a Member must not dispose of restricted securities during the escrow period for those securities.

4.3 Instrument of transfer

An instrument of transfer of a Share referred to in Article 4.2(a)(ii) must be:

(a) in writing;

(b) in any usual form or in any other form approved by the Directors that is otherwise permitted by law;

(c) subject to the Corporations Act, executed by or on behalf of the transferor, and if required by the Company, the transferee;

(d) stamped, if required by a law about stamp duty; and

(e) delivered to the Company, at the place where the Register is kept, together with the certificate (if any) of the Share to be transferred and any other evidence as the Directors require to prove:

(i) the title of the transferor to that Share;

(ii) the right of the transferor to transfer that Share; and

(iii) the proper execution of the instrument of transfer.

4.4 Transferor is holder until transfer registered

Subject to the ASTC Operating Rules, a person transferring a Share remains the registered holder of that Share until the transfer for that Share is registered and the name of the person to whom the Share is being transferred is entered in the Register as the holder of that Share.

4.5 Refusal to register transfers

(a) Subject to:

(i) the Applicable Law;

(ii) Article 4.3 and this Article 4.5; and

(iii) clause 3.1(c) of Schedule 3,

the Company must not refuse or fail to register a transfer of Shares.

(b) The Company may refuse to register a transfer of Shares where the Applicable Law permits the Company to do so.

(c) The Company must refuse to register a transfer of Shares where the Applicable Law or a law about stamp duty requires the Company to do so.

(d) Except as permitted by the Listing Rules or ASX, the Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period for those securities.

(e) The Company may apply, or may ask ASTC to apply, a holding lock (including to prevent a transfer, or to refuse to register a paper-based transfer document) where the Applicable Law permits the Company to do so.

(f) The Company must give notice in writing of any refusal to register a transfer of Shares, and the reasons for the refusal, to the person transferring those Shares and the person who lodged the transfer (if not the same person) within 5 Business Days after the date on which the transfer was lodged with the Company.

(g) The Company must give notice in writing of any holding lock, and the reasons for the holding lock, to the Member of those Shares within 5 Business Days after the date on which the Company asked for the holding lock.

(h) Failure by the Company to give notice under Article 4.5(f) or 4.5(g) does not invalidate the refusal to register the transfer or the holding lock.

(i) The powers of the Company under Articles 4.5(b) and 4.5(e) may only be exercised by the Directors.

4.6 No registration fee

The Company must not charge a fee to register a transfer of a Share in compliance with this Constitution except as permitted by the Applicable Law.

4.7 Transmission of Shares

Schedule 4 applies and forms part of this Constitution.

5. Proceedings of Members

5.1 Who can call meetings of Members

(a) Subject to the Corporations Act, the Directors may call a meeting of Members at a time and place as the Directors resolve.

(b) Subject to the Corporations Act, a Director may call a meeting of Members at a time and place as that Director determines.

(c) The Directors must call and arrange to hold a general meeting of the Company on the request of Members made in accordance with the Corporations Act.

(d) The Members may call and arrange to hold a general meeting of the Company as provided by the Corporations Act.

5.2 Annual General Meeting

(a) The Company must hold an AGM if required by, and in accordance with, the Applicable Law.

(b) The business of an AGM may include any of the following, even if not referred to in the notice of meeting:

(i) the consideration of the annual financial report, director's report and auditor's report for the Company;

(ii) the election of Directors;

(iii) the appointment of the auditor of the Company; and

(iv) the fixing of the remuneration of the auditor of the Company.

5.3 How to call meetings of Members

(a) The Company must give not less than Prescribed Notice of a meeting of Members.

(b) Notice of a meeting of Members must be given to ASX, each Member, each Director, each Alternate Director and any auditor of the Company.

(c) Holders of preference Shares have the same rights as holders of ordinary Shares to:

(i) receive notice of a meeting of Members; and

(ii) receive notices, reports and financial reports of the Company.

(d) Subject to Article 5.11(h), a notice of a meeting of Members must:

(i) set out the place, date and time for the meeting (and if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this);

(ii) state the general nature of the business of the meeting; and

(iii) set out or include any other information or documents specified by the Applicable Law.

(e) Subject to the Corporations Act, a notice of a meeting of Members may state the date and time (being not more than 48 hours before the meeting) at which persons will be taken for the purposes of the meeting to hold Shares.

(f) A person may waive notice of any meeting of Members by notice in writing to the Company to that effect.

(g) Subject to the Corporations Act, anything done (including the passing of a resolution) at a meeting of Members is not invalid because either or both a person does not receive notice of the meeting or the Company accidentally does not give notice of the meeting to a person.

5.4 Right to attend meetings

(a) Each Eligible Member and any auditor of the Company is entitled to attend any meetings of Members.

(b) Holders of preference Shares have the same rights as holders of ordinary Shares to attend a meeting of Members.

(c) Subject to this Constitution, each Director is entitled to attend and speak at all meetings of Members.

(d) The chairperson of a meeting of Members may refuse any person admission to, or require a person to leave and remain out of, the meeting if that person:

(i) in the opinion of the chairperson, is not complying with the reasonable directions of the chairperson;

(ii) has any audio or visual recording device;

(iii) has a placard or banner;

(iv) has an article the chairperson considers to be dangerous, offensive or liable to cause disruption;

(v) refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(vi) behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

(vii) is not:

A. an Eligible Member;

B. a proxy, attorney or representative of an Eligible Member;

C. a Director; or

D. an auditor of the Company.

5.5 Meeting at more than one place

(a) A meeting of Members may be held in 2 or more places linked together by any technology that:

(i) gives the Eligible Members as a whole in those places a reasonable opportunity to participate in proceedings;

(ii) enables the chairperson to be aware of proceedings in each place; and

(iii) enables the Eligible Members in each place to vote on a show of hands and on a poll.

(b) If a meeting of Members is held in 2 or more places under Article 5.5(a):

(i) an Eligible Member present at one of the places is taken to be present at the meeting; and

(ii) the chairperson of that meeting may determine at which place the meeting is taken to have been held.

5.6 Quorum

(a) A quorum for a meeting of Members is 3 Eligible Members entitled to vote at that meeting.

(b) In determining whether a quorum for a meeting of Members is present:

(i) where more than one proxy, attorney or representative of an Eligible Member is present, only one of those persons is counted;

(ii) where a person is present as an Eligible Member and as a proxy, attorney or representative of another Eligible Member, that person is counted separately for each appointment provided that there is at least one other Eligible Member present; and

(iii) where a person is present as a proxy, attorney or representative for more than one Eligible Member, that person is counted separately for each appointment provided that there is at least one other Eligible Member present.

(c) A quorum for a meeting of Members must be present at the commencement of the meeting. If a quorum is present at the commencement of a meeting of Members, it is taken to be present throughout the meeting unless the chairperson otherwise determines.

(d) If a quorum is not present within 30 minutes after the time appointed for a meeting of Members:

(i) if the meeting was called under Article 5.1(c) or Article 5.1(d), the meeting is dissolved; and

(ii) any other meeting is adjourned to the date, time and place as the Directors may by notice to the Members appoint, or failing any appointment, to the same day in the next week at the same time and place as the meeting adjourned.

(e) If a quorum is not present within 30 minutes after the time appointed for an adjourned meeting of Members, the meeting is dissolved.

5.7 Chairperson

(a) The chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and willing to act) chair each meeting of Members.

(b) If at a meeting of Members:

(i) there is no chairperson of Directors;

(ii) the chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Members; or

(iii) the chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

the Directors present may, by majority vote, elect a person present to chair all or part of the meeting of Members.

(c) Subject to Article 5.7(a), if at a meeting of Members:

(i) a chairperson of that meeting has not been elected by the Directors under Article 5.7(b); or

(ii) the chairperson elected by the Directors is not willing to chair all or part of a meeting of Members,

the Eligible Members present must elect another person present and willing to act to chair all or part of that meeting.

5.8 General conduct of meetings

(a) Subject to the Corporations Act, the chairperson of a meeting of Members is responsible for the general conduct of that meeting and for the procedures to be adopted at that meeting.

(b) The chairperson of a meeting of Members may:

(i) make rulings or adjourn a meeting of Members without putting the question (or any question) to the vote if that action is required to ensure the orderly conduct of the meeting;

(ii) determine the procedures to be adopted for the casting or recording of votes;

(iii) determine any dispute concerning the admission, validity or rejection of a vote at a meeting of Members;

(iv) subject to the Corporations Act, terminate debate or discussion on any matter being considered at the meeting and require that matter be put to a vote;

(v) subject to the Corporations Act, refuse to allow debate or discussion on any matter which is not business referred to in the notice of that meeting or is not business referred to in Article 5.2(b); or

(vi) subject to the Corporations Act, refuse to allow any amendment to be moved to a resolution set out in the notice of that meeting.

(c) The chairperson of a meeting of Members may delegate any power conferred by this Article to any person.

(d) The powers conferred on the chairperson of a meeting of Members under this Article 5.8 do not limit the powers conferred by law.

5.9 Resolutions of Members

(a) Subject to the Corporations Act, a resolution at a meeting of Members is passed if the number of votes cast in favour of the resolution by Members entitled to vote on the resolution exceeds the number of votes cast against the resolution by Members entitled to vote on the resolution.

(b) Unless a poll is requested in accordance with Article 5.10, a resolution put to the vote at a meeting of Members must be decided on a show of hands.

(c) A declaration by the chairperson of a meeting of Members that a resolution on a show of hands is passed, passed by a particular majority, or not passed, and an entry to that effect in the minutes of the meeting, are sufficient evidence of that fact, unless proved incorrect.

5.10 Polls

(a) A poll may be demanded on any resolution at a meeting of Members except:

(i) the election of a chairperson of that meeting; or

(ii) the adjournment of that meeting.

(b) A poll on a resolution at a meeting of Members may be demanded by:

(i) at least 5 Eligible Members present and entitled to vote on that resolution;

(ii) one or more Eligible Members present and who are together entitled to at least 5%, or such other percentage as prescribed under the Corporations Act, of the votes that may be cast on that resolution on a poll; or

(iii) the chairperson of that meeting.

(c) A poll on a resolution at a meeting of Members may be demanded:

(i) before a vote on that resolution is taken; or

(ii) before or immediately after the results of the vote on that resolution on a show of hands are declared.

(d) A demand for a poll may be withdrawn.

(e) A poll demanded on a resolution at a meeting of Members must be taken in the manner and at the time and place the chairperson directs.

(f) The result of a poll demanded on a resolution of a meeting of Members is a resolution of that meeting.

(g) A demand for a poll on a resolution of a meeting of Members does not prevent the continuance of that meeting or that meeting dealing with any other business.

5.11 Adjourned, cancelled and postponed meetings

(a) Subject to the Corporations Act, the chairperson:

(i) may adjourn a meeting of Members to any day, time and place; and

(ii) must adjourn a meeting of Members if the Eligible Members present with a majority of votes that may be cast at that meeting agree or direct the chairperson to do so. The chairperson may adjourn that meeting to any day, time and place.

(b) No person other than the chairperson of a meeting of Members may adjourn that meeting.

(c) The Company is only required to give notice of a meeting of Members resumed from an adjourned meeting if the period of adjournment exceeds 28 days.

(d) Only business left unfinished is to be transacted at a meeting of Members resumed after an adjournment.

(e) Subject to the Corporations Act and this Article 5.11, the Directors may at any time postpone or cancel a meeting of Members by giving notice not less than 5 Business Days before the time at which the meeting was to be held to ASX and each person

who is, at the date of the notice:

(i) a Member;

(ii) a Director or Alternate Director; or

(iii) an auditor of the Company.

(f) A general meeting called under Article 5.1(c) must not be cancelled by the Directors without the consent of the Members who requested the meeting.

(g) A general meeting called under Article 5.1(d) must not be cancelled or postponed by the Directors without the consent of the Members who called the meeting.

(h) A notice under Article 5.11(c) of a meeting of Members resumed from an adjourned meeting and a notice postponing a meeting of Members must set out the place, date and time for the revised meeting (and if the revised meeting is to be held in 2 or more places, the technology that will be used to facilitate this).

5.12 Number of votes

(a) Subject to this Constitution and any rights or restrictions attached to a class of Shares, on a show of hands at a meeting of Members, every Eligible Member present has one vote.

(b) Subject to this Constitution and any rights or restrictions attached to a class of Shares, on a poll at a meeting of Members, every Eligible Member present has:

(i) one vote for each fully paid up Share (whether the issue price of the Share was paid up or credited or both) that the Eligible Member holds; and

(ii) a fraction of one vote for each partly paid up Share that the Eligible Member holds. The fraction is equal to the proportion which the amount paid up on that Share (excluding amounts credited) is to the total amounts paid up and payable (excluding amounts credited) on that Share.

(c) Amounts paid in advance of a call on a Share are ignored when calculating the proportion under Article 5.12(b)(ii).

(d) If the total number of votes to which an Eligible Member is entitled on a poll does not constitute a whole number, the Company must disregard the fractional part of that total.

(e) A holder of a preference Share has the right to vote in the following circumstances only:

(i) during a period during which a Dividend (or part of a Dividend) in respect of the Share is in arrears;

(ii) on a proposal to reduce the share capital of the Company;

(iii) on a resolution to approve the terms of a buy-back agreement;

(iv) on a proposal that affects rights attached to the Share;

(v) on a proposal to wind up the Company;

(vi) on a proposal for the disposal of the whole of the property, business and undertaking of the Company; and

(vii) during the winding up of the Company.

(f) If a Share is held jointly and more than one Member votes in respect of that Share, only the vote of the Member whose name appears first in the Register counts.

(g) A person may vote in respect of a Share at a meeting of Members if:

(i) the person is entitled to be registered as the holder of that Share because of a Transmission Event; and

(ii) the person satisfied the Directors of that entitlement not less than 48 hours before that meeting.

In that event, the Member of that Share must not vote.

(h) A Member who holds restricted securities is not entitled to any voting rights in respect of those restricted securities during:

(i) a breach of the Listing Rules relating to those restricted securities; or

(ii) a breach of a restriction agreement.

(i) An Eligible Member present at a meeting of Members is not entitled to vote on any resolution in respect of any Shares on which any calls due and payable in respect of those Shares have not been paid.

(j) An Eligible Member present at a meeting of Members is not entitled to vote on a resolution at that meeting where that vote is prohibited by the Applicable Law, an order of a court of competent jurisdiction or ASX.

(k) The Company must disregard any vote on a resolution purported to be cast by a Member present at a meeting of Members where that person is not entitled to vote on that resolution.

(l) The authority of proxy or attorney for an Eligible Member to speak or vote at a meeting of Members in respect of the Shares to which the authority relates is suspended while the Eligible Member is present in person at that meeting.

(m) If more than one proxy or attorney for an Eligible Member is present at a meeting of Members:

(i) none of them is entitled to vote on a show of hands; and

(ii) on a poll, the vote of each one is of no effect where the aggregate number or proportion of the Eligible Member's votes for which they have been appointed exceeds the total number or proportion of votes that could be cast by the Eligible Member.

5.13 Objections to qualification to vote

(a) An objection to the qualification of any person to vote at a meeting of Members may only be made at that meeting (or any resumed meeting if that meeting is adjourned), to the chairperson of that meeting.

(b) Any objection under Article 5.13(a) must be decided by the chairperson of the meeting of Members, whose decision, made in good faith, is final and conclusive.

5.14 Proxies, attorneys and representatives

(a) An Eligible Member, who is entitled to attend and cast a vote at a meeting of Members, may vote on a show of hands and on a poll:

(i) in person or, if the Member is a body corporate, by its representative appointed in accordance with the Corporations Act;

(ii) by proxy or, if the Member is entitled to cast two or more votes at the meeting, by not more than 2 proxies; or

(iii) by attorney or, if the Member is entitled to cast two or more votes at the meeting, by not more than 2 attorneys.

(b) A proxy, attorney or representative of a Member need not be a Member.

(c) A Member may appoint a proxy, attorney or representative for:

(i) all or any number of meetings of Members; or

(ii) a particular meeting of Members.

(d) An instrument appointing a proxy is valid if it is signed by the Member making the appointment and contains:

(i) the name and address of that Member;

(ii) the name of the Company;

(iii) the name of the proxy or the name of the office of the proxy; and

(iv) the meetings of Members at which the proxy may be used.

(e) The chairperson of a meeting of Members may determine that an instrument appointing a proxy is valid even if it contains only some of the information specified in Article 5.14(d).

(f) An instrument appointing an attorney or representative must be in a form as the Directors may prescribe or the chairperson of a meeting of Members may accept.

(g) In the notice of meeting for a meeting of the members of the Company, the Company:

(i) must specify a place and fax number; and

(ii) may specify an electronic address,

for the purposes of receipt of proxy appointments.

(h) Subject to the Corporations Act, the decision of the chairperson of a meeting of Members as to the validity of an instrument appointing a proxy, attorney or representative is final and conclusive.

(i) Unless otherwise provided in the Corporations Act or in the instrument appointing a proxy or attorney, a proxy or attorney may:

(i) speak on any resolution at a meeting of Members on which the proxy or attorney may vote;

(ii) vote at a meeting of Members (but only to the extent allowed by the

appointment);

(iii) demand or join in demanding a poll on any resolution at a meeting of Members on which the proxy or attorney may vote; and

(iv) attend and vote at any meeting of Members which is rescheduled or adjourned.

(j) Unless otherwise provided in the Corporations Act or in the instrument appointing a proxy or attorney, a proxy or attorney may vote on:

(i) any amendment to a resolution on which the proxy or attorney may vote;

(ii) any motion not to put that resolution or any similar motion; and

(iii) any procedural motion relating to that resolution, including a motion to elect the chairperson of a meeting of Members, vacate the chair or adjourn that meeting,

even if the appointment directs the proxy or attorney how to vote on that resolution.

(k) The Company must only send a form of proxy to Members in respect of a meeting of Members which provides for the Eligible Member:

(i) to appoint proxies of the Eligible Member's choice, but may specify who is to be appointed as proxy if the Eligible Member does not choose; and

(ii) to vote for or against each resolution, and may also provide for the Eligible Member to abstain from voting on each resolution or for the proxy to exercise a discretion to vote for or against each resolution.

(l) If the name of the proxy or the name of the office of the proxy in a proxy form of an Eligible Member is not filled in, the proxy of that Eligible Member is:

(i) the person specified by the Company in the form of proxy in the case the Eligible Member does not choose; or

(ii) if no person is so specified, the chairperson of that meeting.

(m) An Eligible Member may specify the manner in which a proxy or attorney is to vote on a particular resolution at a meeting of Members.

(n) The appointment of a proxy or attorney by an Eligible Member may specify the proportion or number of the Eligible Member's votes that the proxy or attorney may exercise.

(o) If an Eligible Member appoints 2 persons as proxy or attorney, and the appointment does not specify the proportion or number of the Eligible Member's votes those persons may exercise, those persons may exercise one half of the votes of the Eligible Member.

(p) If the total number of votes to which a proxy or attorney is entitled to exercise does not constitute a whole number, the Company must disregard the fractional part of that total.

(q) An appointment of proxy or attorney for a meeting of Members is effective only if the Company receives the appointment (and any authority under which the appointment was signed or a certified copy of the authority) not less than:

(i) 48 hours before the time scheduled for commencement of that meeting; or

(ii) in the case of a meeting which has been adjourned, 48 hours before the time scheduled for resumption of the meeting.

(r) Unless the Company has received notice in writing of the matter not less than 48 hours before the time scheduled for the commencement of a meeting of Members, a vote cast at that meeting by a person appointed by an Eligible Member as a proxy, attorney or representative is, subject to this Constitution and the Applicable Law, valid even if, before the person votes:

(i) there is a Transmission Event in respect of that Eligible Member;

(ii) that Eligible Member revokes the appointment of that person;

(iii) that Eligible Member revokes the authority under which the person was appointed by a third party; or

(iv) that Eligible Member transfers the Shares in respect of which the appointment is made.

6. Directors

6.1 Number of Directors

(a) Subject to Article 6.1(b), the Company must have not less than 7, and not more than 16, Directors.

(b) The Company in general meeting may by ordinary resolution alter the maximum or minimum number of Directors provided that the minimum is not less than 3.

(c) Subject to this Article 6.1, the Directors must determine the number of Directors provided that the Directors cannot reduce the number of Directors below the number in office at the time that determination takes effect.

(d) If the number of Directors is below the minimum fixed by this Constitution, the Directors must not act except in emergencies, for appointing one or more directors in order to make up a quorum for a meeting of Directors, or to call and arrange to hold a meeting of Members.

6.2 Appointment of Directors

(a) Subject to Article 6.1, the Directors may appoint any person as a Director.

(b) The Company in general meeting may by ordinary resolution appoint any person as a Director.

(c) A Director need not be a Member.

(d) The Company must hold an election of Directors each year.

(e) Nominations for the election of a Director (other than a Director retiring under Article 6.3(c)) must be received by the Company:

(i) in the case of a meeting of Members called under Article 5.1(c), 30 Business Days; or

(ii) otherwise, 35 Business Days,

before the date of the meeting of Members at which the Director may be elected.

(f) A nomination of a person for Director (other than a Director retiring in accordance with this Constitution) must be:

(i) in writing;

(ii) signed by a Member entitled to attend and vote at the meeting of Members at which the election is proposed;

(iii) accompanied by a notice in writing signed by the nominee consenting to the nomination; and

(iv) lodged with the Company at its registered office.

6.3 Retirement of Directors and Vacation of office

(a) Articles 6.3(b), 6.3(c), 6.3(d), 6.3(i) and 6.3(j) do not apply to the managing director of the Company, or if more than one, the managing director of the Company determined by the Directors.

(b) A Director must retire from office no later than the longer of:

(i) the third annual general meeting of the Company; or

(ii) 3 years,

following that Director's last election or appointment.

(c) If the Company has 3 or more Directors, one third of the Directors (rounded down to the nearest whole number) must retire at each AGM.

(d) If the Company has less than 3 Directors, one Director must retire at each AGM.

(e) The Directors to retire under Articles 6.3(c) and 6.3(d):

(i) are those who have held their office as Director the longest period of time since their last election or appointment to that office;

(ii) are if two or more Directors have held office for the same period of time, those Directors determined by lot, unless those Directors agree otherwise; and

(iii) includes any Directors which may retire at that AGM under Article 6.3(i).

(f) A Director who retires under Articles 6.3(b), 6.3(c) or 6.3(d) is eligible for re-election. A Director who retires under Articles 6.3(b), 6.3(c) or 6.3(d) at an AGM shall retain office until his successor is appointed and in any event until dissolution of that meeting.

(g) A Director may resign from office by giving the Company notice in writing.

(h) Subject to the Corporations Act, the Company may by ordinary resolution passed at a general meeting remove any Director, and if thought fit, appoint another person in place of that Director.

(i) A Director appointed under Article 6.2(a) may retire at the next general meeting of the Company and is eligible for re-election at that meeting.

(j) Unless a Director appointed under Article 6.2(a) has retired under Article 6.3(i), that Director must retire at the next AGM, and is eligible for re-election at that meeting.

(k) A Director ceases to be a Director if:

(i) the Director becomes of unsound mind or a person whose property is liable to be dealt with under a law about mental health;

(ii) the Director is absent without the consent of the Directors from all meetings of the Directors held during a period of 6 months;

(iii) the Director resigns or is removed under this Constitution;

(iv) the Director is an Executive Director and ceases to be an employee of the Company or of a related body corporate of the Company;

(v) the Director becomes an insolvent under administration; or

(vi) the Corporations Act so provides.

6.4 Alternate Directors

(a) With the approval of a majority of the other Directors, a Director may appoint a person, including another Director, as an alternate director of that Director for any period.

(b) A person, including a Director, may be appointed an Alternate Director for more than one Director.

(c) An Alternate Director need not be a Member.

(d) The appointing Director may terminate the appointment of his or her Alternate Director at any time.

(e) A notice of appointment, or termination of appointment, of an Alternate Director is effective only if:

(i) the notice is in writing;

(ii) the notice is signed by the Director who appointed that Alternate Director; and

(iii) the Company is given a copy of the notice.

(f) Subject to this Constitution and the Applicable Law, an Alternate Director may:

(i) attend, count in the quorum of, speak at, and vote at a meeting of Directors in place of his or her appointing Director if that Director is not present at a meeting; and

(ii) exercise any other powers (except the power under Article 6.4(a)) that his or her appointing Director may exercise.

(g) An Alternate Director cannot exercise any powers of his or her appointing Director if that appointing Director ceases to be a Director.

(h) A person does not cease to be a Director under Article 6.4(g) if that person retires as a Director at a meeting of Members and is re-elected as a Director at that meeting.

(i) Subject to Article 6.5(g), the Company is not required to pay any remuneration to an Alternate Director.

(j) An Alternate Director is an officer of the Company and not an agent of his or her appointing Director.

6.5 Remuneration of Directors

(a) The Company may pay to the Non-Executive Directors a maximum aggregate amount of remuneration determined by the Company in general meeting or, until so determined, as the Directors resolve.

(b) The remuneration of the Non-Executive Directors must not be calculated as a commission on, or percentage of, profits or operating revenue.

(c) The Directors may determine the manner in which all or part of the amount in Article 6.5(a) is divided between the Non-Executive Directors, or until so determined, the amount in Article 6.5(a) must be divided between the Non-Executive Directors equally.

(d) The remuneration of the Non-Executive Directors is taken to accrue from day to day.

(e) The remuneration of the Executive Directors:

(i) must, subject to the provisions of any contract between each of them and the Company, be fixed by the Directors; and

(ii) must not be calculated as a commission on, or percentage of, operating revenue.

(f) If a Director performs extra or special services, including being:

(i) a member on a committee of Directors; or

(ii) the chairperson of Directors or deputy chairperson of Directors,

the Company may, subject to the Corporations Act, pay additional remuneration or provide benefits to that Director as the Directors resolve.

(g) The Company must pay all reasonable travelling, accommodation and other expenses that a Director or Alternate Director properly incurs:

(i) in attending meetings of Directors or any meetings of committees of Directors;

(ii) in attending any meetings of Members; and

(iii) in connection with the business of the Company.

(h) Subject to the Applicable Law, any Director may participate in any fund, trust or scheme for the benefit of:

(i) past or present employees or Directors of the Company or a related body corporate of the Company; or

(ii) the dependants of, or persons connected with, any person referred to in Article 6.5(h)(i).

(i) Subject to the Applicable Law, the Company may give, or agree to give, a person a benefit in connection with that person's, or someone else's, retirement from a board or managerial office in the Company or a related body corporate of the Company.

6.6 Interests of Directors

(a) A Director may:

(i) hold an office or place of profit (except as auditor) in the Company, on any terms as the Directors resolve;

(ii) hold an office or otherwise be interested in any related body corporate of the Company or other body corporate in which the Company is interested; or

(iii) act, or the Director's firm may act, in any professional capacity for the Company (except as auditor) or any related body corporate of the Company or other body corporate in which the Company is interested,

and retain the benefits of doing so if the Director discloses in accordance with the Corporations Act the interest giving rise to those benefits.

(b) If a Director discloses the interest of the Director in accordance with the Corporations Act:

(i) the Director may contract or make an arrangement with the Company, or a related body corporate of the Company or a body corporate in which the Company is interested, in any matter in any capacity;

(ii) the Director may, subject to the Corporations Act, be counted in a quorum for a meeting of Directors considering the contract or arrangement;

(iii) the Director may, subject to the Applicable Law, vote on whether the Company enters into the contract or arrangement, and on any matter that relates to the contract or arrangement;

(iv) the Director may sign on behalf of the Company, or witness the affixing of the common seal of the Company to, any document in respect of the contract or arrangement;

(v) the Director may retain the benefits under the contract or arrangement; and

(vi) the Company cannot avoid the contract or arrangement merely because of the existence of the Director's interest.

(c) The Director must give to the Company:

(i) at its registered office; or

(ii) any other place the Company reasonably notifies the Director in writing,

the information which the Company is required by the Listing Rules to disclose to ASX in respect of:

(iii) Notifiable Interests of the Director; and

(iv) changes to the Notifiable Interests of the Director,

in the form which the Company is required to tell ASX under the Listing Rules.

(d) The information referred to in Article 6.6(c) must be given to the Company as soon as reasonably possible after each of the following dates but in any event no later than 3 Business Days after each of the following dates:

(i) when the Director is appointed as a director of the Company, the date of appointment;

(ii) when a change in a Notifiable Interest of the Director occurs, the date of the change; and

(iii) when the Director ceases to be a director of the Company, the date of cessation.

(e) Each Director authorises the Company to give the information provided by the Director under Article 6.6(c) to ASX on the Director's behalf and as the Director's agent.

(f) The Company may enforce after the date a person ceases to be a Director an obligation of that person under Article 6.6(c) in respect of events which occurred on or prior to the date that person ceased to be a Director.

7. Officers

7.1 Managing Director

(a) The Directors may appoint one or more of themselves as a managing director, for any period and on any terms (including as to remuneration) as the Directors resolve.

(b) Subject to any agreement between the Company and a managing director, the Directors may remove or dismiss a managing director at any time, with or without cause.

(c) The Directors may delegate any of their powers (including the power to delegate) to a managing director.

(d) The Directors may revoke or vary:

(i) the appointment of a managing director; or

(ii) any power delegated to a managing director.

(e) A managing director must exercise the powers delegated to him or her in accordance with any directions of the Directors.

(f) The exercise of a delegated power by a managing director is as effective as if the Directors exercised the power.

(g) A person ceases to be a managing director if the person ceases to be a Director.

7.2 Secretary

(a) The Directors may appoint one or more Secretaries, for any period and on any terms (including as to remuneration) as the Directors resolve.

(b) Subject to any agreement between the Company and a Secretary, the Directors may remove or dismiss a Secretary at any time, with or without cause.

(c) The Directors may revoke or vary the appointment of a Secretary.

7.3 Indemnity and insurance

(a) To the extent permitted by law, the Company must indemnify each Relevant Officer against:

(i) a Liability of that person; and

(ii) Legal Costs of that person.

(b) To the extent permitted by law, the Company may make a payment (whether by way of advance, loan or otherwise) to a Relevant Officer in respect of Legal Costs of that person.

(c) To the extent permitted by law, the Company may pay, or agree to pay, a premium for a contract insuring a Relevant Officer against:

(i) a Liability of that person; and

(ii) Legal Costs of that person.

(d) To the extent permitted by law, the Company may enter into an agreement or deed with:

(i) a Relevant Officer; or

(ii) a person who is, or has been an officer of the Company or a subsidiary of the Company,

under which the Company must do all or any of the following:

(iii) keep books of the Company and allow either or both that person and that person's advisers access to those books on the terms agreed;

(iv) indemnify that person against any Liability of that person;

(v) make a payment (whether by way of advance, loan or otherwise) to that person in respect of Legal Costs of that person; and

(vi) keep that person insured in respect of any act or omission by that person while a Relevant Officer or an officer of the Company or a subsidiary of the Company, on the terms agreed (including as to payment of all or part of the premium for the contract of insurance).

8. Powers of the Company and Directors

8.1 General powers

(a) The Company may exercise in any manner permitted by the Corporations Act any power which a public company limited by shares may exercise under the Corporations Act.

(b) The business of the Company is managed by or under the direction of the Directors.

(c) The Directors may exercise all the powers of the Company except any powers that the Applicable Law or this Constitution requires the Company to exercise in general meeting.

8.2 Execution of documents

(a) If the Company has a common seal, the Company may execute a document if that seal is fixed to the document and the fixing of that seal is witnessed by:

(i) 2 Directors;

(ii) a Director and a Secretary; or

(iii) a Director and another person appointed by the Directors for that purpose.

(b) The Company may execute a document without a common seal if the document is signed by:

(i) 2 Directors;

(ii) a Director and a Secretary; or

(iii) a Director and another person appointed by the Directors for that purpose.

(c) The Company may execute a document as a deed if the document is expressed to be executed as a deed and is executed in accordance with Article 8.2(a) or 8.2(b).

(d) The Directors may resolve, generally or in a particular case, that any signature on certificates for securities of the Company may be affixed by mechanical or other means.

(e) Negotiable instruments may be signed, drawn, accepted, endorsed or otherwise executed by or on behalf of the Company in the manner and by the persons as the Directors resolve.

8.3 Committees and delegates

(a) The Directors may delegate any of their powers (including this power to delegate) to a committee of Directors, a Director, an employee of the Company or any other person.

(b) The Directors may revoke or vary any power delegated under Article 8.3(a).

(c) A committee or delegate must exercise the powers delegated in accordance with any directions of the Directors.

(d) The exercise of a delegated power by the committee or delegate is as effective as if the Directors exercised the power.

(e) Article 9 applies with the necessary changes to meetings of a committee of Directors.

8.4 Attorney or agent

(a) The Directors may appoint any person to be attorney or agent of the Company for any purpose, for any period and on any terms (including as to remuneration) as the Directors resolve.

(b) The Directors may delegate any of their powers (including the power to delegate) to an attorney or agent.

(c) The Directors may revoke or vary:

(i) an appointment under Article 8.4(a); or

(ii) any power delegated to an attorney or agent.

8.5 Effectiveness of acts by Directors

All acts done at any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of any such Director or person acting as aforesaid or that they or any of them were disqualified be as valid as if every person had been duly appointed and was qualified to be a Director or member of a committee of Directors.

9. Proceedings of Directors

9.1 Written resolutions of Directors

(a) The Directors may pass a resolution without a meeting of the Directors being held if all the Directors entitled to vote on the resolution assent to a document containing a statement that they are in favour of the resolution set out in the document.

(b) Separate copies of the document referred to in Article 9.1(a) may be used for assenting to by Directors if the wording of the resolution and the statement is identical in each copy.

(c) A Director may signify assent to a document under this Article 9.1 by signing the document or by notifying the Company of the assent of the Director:

(i) in a manner permitted by Article 11.3; or

(ii) by any technology including telephone.

(d) Where a Director signifies assent to a document under Article 9.1(c) other than by signing the document, the Director must by way of confirmation sign the document before or at the next meeting of Directors attended by that Director.

(e) The resolution the subject of a document under Article 9.1(a) is not invalid if a Director does not comply with Article 9.1(d).

9.2 Meetings of Directors

(a) The Directors may meet, adjourn and otherwise regulate their meetings as they think fit.

(b) A meeting of Directors may be held using any technology.

(c) If a meeting of Directors is held in 2 or more places linked together by any technology:

(i) a Director present at one of the places is taken to be present at the meeting unless and until the Director states to the chairperson of the meeting that the Director is discontinuing his or her participation in the meeting; and

(ii) the chairperson of that meeting may determine at which place the meeting will be taken to have been held.

9.3 Who can call meetings of Directors

(a) A Director may call a meeting of Directors at any time.

(b) On request of any Director, a Secretary of the Company must call a meeting of the Directors.

9.4 How to call meetings of Directors

(a) Notice of a meeting of Directors must be given to each Director and Alternate Director.

(b) A notice of meeting of Directors must:

(i) set out the place, date and time for the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this); and

(ii) state the general nature of the business of the meeting.

(c) A Director or Alternate Director may waive notice of a meeting of Directors by notice in writing to the Company to that effect.

9.5 Quorum

(a) Subject to the Corporations Act, a quorum for a meeting of Directors is:

(i) if the Directors have fixed a number for the quorum, that number of Directors; and

(ii) in any other case, 2 Directors entitled to vote on a resolution that may be proposed at that meeting.

(b) In determining whether a quorum for a meeting of Directors is present:

(i) where a Director has appointed an Alternate Director, that Alternate Director is counted if the appointing Director is not present;

(ii) where a person is present as Director and an Alternate Director for another Director, that person is counted separately provided that there is at least one other Director or Alternate Director present; and

(iii) where a person is present as an Alternate Director for more than one Director, that person is counted separately for each appointment provided that there is at least one other Director or Alternate Director present.

(c) A quorum for a meeting of Directors must be present at all times during the meeting.

(d) If there are not enough persons to form a quorum for a meeting of Directors, one or more of the Directors (including those who have an interest in a matter being considered at that meeting) may call a general meeting of the Company and the general meeting may pass a resolution to deal with the matter.

9.6 Chairperson

(a) The Directors may elect a Director as chairperson of Directors or deputy chairperson of Directors for any period they resolve, or if no period is specified,

until that person ceases to be a Director.

(b) The Directors may remove the chairperson of Directors or deputy chairperson of Directors at any time.

(c) The chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and willing to act) chair each meeting of Directors.

(d) If:

(i) there is no chairperson of Directors; or

(ii) the chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Directors; or

(iii) the chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

then if the Directors have elected a deputy chairperson of Directors, the deputy chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and willing to act) chair all or part of the meeting of Directors.

(e) Subject to Articles 9.6(c) and 9.6(d), if:

(i) there is no deputy chairperson of Directors; or

(ii) the deputy chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Directors; or

(iii) the deputy chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

the Directors present must elect one of themselves to chair all or part of the meeting of Directors.

(f) A person does not cease to be a chairperson of Directors or deputy chairperson of Directors if that person retires as a Director at a meeting of Members and is re-elected as a Director at that meeting.

9.7 Resolutions of Directors

(a) A resolution of Directors is passed if more votes are cast in favour of the resolution than against it.

(b) Subject to Article 6.6 and this Article 9.7, each Director has one vote on a matter arising at a meeting of the Directors.

(c) In determining the number of votes a Director has on a matter arising at a meeting of Directors:

(i) where a person is present as Director and an Alternate Director for another Director, that person has one vote as a Director and, subject to Article 6.4(f), one vote as an Alternate Director; and

(ii) where a person is present as an Alternate Director for more than one Director, that person has, subject to Article 6.4(f), one vote for each appointment.

(d) Subject to the Applicable Law, in case of an equality of votes on a resolution at a meeting of Directors, the chairperson of that meeting has a casting vote on that resolution in addition to any vote the chairperson has in his or her capacity as a Director in respect of that resolution.

10. Dividends and profits

10.1 Who may determine dividends

(a) Subject to any rights or restrictions attached to a class of Shares, the Company may pay Dividends as the Directors resolve as permitted by law.

(b) Subject to the Applicable Law, the Directors may determine that a Dividend is payable on Shares and fix:

(i) the amount of the Dividend;

(ii) whether the Dividend is franked, the franking percentage and the franking class;

(iii) the time for determining entitlements to the Dividend;

(iv) the time for the payment of the Dividend; and

(v) the method of payment of the Dividend.

(c) The method of payment of a Dividend may include any or all of the payment of cash, the issue of shares or other securities, the grant of options and the transfer of assets.

(d) If the method of payment of a Dividend includes an issue or transfer of shares in a body corporate, each Member:

(i) agrees to become a member of that body corporate; and

(ii) in the case of a transfer, appoints the Company and each Director as its agent to execute an instrument of transfer or other document required to transfer those shares to that Member.

(e) Subject to the Applicable Law, a Dividend in respect of a Share must be paid to the person whose name is entered in the Register as the holder of that Share:

(i) where the Directors have fixed a time under Article 10.1(b)(iii), at that time; or

(ii) in any other case, on the date the Dividend is paid.

(f) A Member who holds restricted securities is not entitled to any Dividends in respect of those restricted securities during:

(i) a breach of the Listing Rules relating to those restricted securities; or

(ii) a breach of a restriction agreement.

10.2 Dividends for different classes

The Directors may determine that Dividends be paid:

(a) on Shares of one class but not another class; and

(b) at different rates for different classes of Shares.

10.3 Dividends proportional to paid up capital

(a) Subject to any rights or restrictions attached to a class of Shares, the person entitled to a Dividend on a Share is entitled to:

(i) if the Share is fully paid (whether the issue price of the Share was paid or credited or both), the entire Dividend; or

(ii) if the Share is partly paid, a proportion of that Dividend equal to the proportion which the amount paid (excluding amounts credited) on that Share is of the total amounts paid or payable (excluding amounts credited) on that Share.

(b) Amounts paid in advance of a call on a Share are ignored when calculating the proportion under Article 10.3(a)(ii).

10.4 Effect of a transfer on Dividends

If a transfer of a Share is registered after the time determined for entitlements to a Dividend on that Share but before the Dividend is paid, the person transferring that Share is, subject to the ASTC Operating Rules, entitled to that Dividend.

10.5 No interest on Dividends

The Company is not required to pay any interest on a Dividend.

10.6 Unpaid amounts

The Company may retain the whole or part of any Dividend in respect of Shares on which the Company has a lien and apply that amount in total or part satisfaction of any amount secured by that lien.

10.7 Capitalisation of profits

(a) The Directors may capitalise any profits of the Company and distribute that capital to the Members, in the same proportions as the Members are entitled to a distribution by Dividend.

(b) The Directors may fix the time for determining entitlements to a capitalisation of profits.

(c) The Directors may decide to apply capital under Article 10.7(a) in either or both of the following ways:

(i) in paying up an amount unpaid on Shares already issued; and

(ii) in paying up in full any unissued Shares or other securities in the Company.

(d) The Members must accept an application of capital under Article 10.7(c) in full satisfaction of their interests in that capital.

10.8 Distributions of assets

The Directors may settle any problem concerning a distribution under Article 10 in any way. This may include:

(a) rounding amounts up or down to the nearest whole number;

(b) ignoring fractions;

(c) valuing assets for distribution;

(d) paying cash to any Member on the basis of that valuation; and

(e) vesting assets in a trustee on trust for the Members entitled.

10.9 Dividend plans

(a) The Directors may establish a dividend selection plan or bonus share plan on any terms, under which participants may elect in respect of all or part of their Shares:

(i) to receive a Dividend from the Company paid in whole or in part out of a particular fund or reserve or out of profits derived from a particular source; or

(ii) to forego a Dividend from the Company and receive some other form of distribution or entitlement (including securities) from the Company or another body corporate or a trust.

(b) The Directors may establish a dividend reinvestment plan on any terms, under which participants may elect in respect of all or part of their Shares to apply the whole or any part of a Dividend from the Company in subscribing for securities of the Company or a related body corporate of the Company.

(c) Subject to the Listing Rules, the Directors may implement, amend, suspend or terminate a plan established under this Article 10.9.

11. Notices and payments

11.1 Notice to Members

(a) The Company may give Notice to a Member:

(i) in person;

(ii) by sending it by post to the address of the Member in the Register or the alternative address (if any) nominated by that Member;

(iii) by sending it to the fax number or electronic address (if any) nominated by that Member;

(iv) if permitted by the Corporations Act, by sending it by other electronic means (if any) nominated by that Member; or

(v) by any other means permitted by the Corporations Act.

(b) If the address of a Member in the Register is not within Australia, the Company must send all documents to that Member by air-mail, air courier or by fax.

(c) The Company must give any Notice to Members who are joint holders of a Share to the person named first in the Register in respect of that Share, and that notice is notice to all holders of that Share.

(d) The Company may give Notice to a person entitled to a Share because of a Transmission Event in any manner specified in Article 11.1(a).

(e) Notice to a person entitled to a Share because of a Transmission Event is taken to be notice to the Member in respect of that Share.

(f) Subject to the Corporations Act, a Notice to a Member is sufficient, even if:

   (i) a Transmission Event occurs in respect of that Member (whether or not a joint holder of a Share); or

   (ii) that Member is an externally administered body corporate,

   and regardless of whether or not the Company has notice of that event.

(g) A person entitled to a Share because of a transfer, Transmission Event or otherwise, is bound by every Notice given in respect of that Share.

(h) Any Notice required or allowed to be given by the Company to one or more Members by advertisement is, unless otherwise stipulated, sufficiently advertised if advertised once in a daily newspaper circulating in the states and territories of Australia.

11.2 Notice to Directors

The Company may give Notice to a Director or Alternate Director:

(a) in person;

(b) by sending it by post to the usual residential address of that person or the alternative address (if any) nominated by that person;

(c) by sending it to the fax number or electronic address (if any) nominated by that person; or

(d) by any other means agreed between the Company and that person.

11.3 Notice to the Company

A person may give Notice to the Company:

(a) by leaving it at the registered office of the Company;

(b) by sending it by post to the registered office of the Company;

(c) by sending it to a fax number at the registered office of the Company nominated by the Company for that purpose;

(d) by sending it to the electronic address (if any) nominated by the Company for that purpose; or

(e) by any other means permitted by the Corporations Act.

11.4 Time of service

(a) A notice sent by post to an address within Australia is taken to be given:

   (i) in the case of a notice of meeting, one Business Day after it is posted; or

   (ii) in any other case, at the time at which the notice would be delivered in the ordinary course of post.

given:

(i) in the case of a notice of meeting, one Business Days after it is posted; or

(ii) in any other case, at the time at which the notice would be delivered in the ordinary course of post.

(c) A notice sent by air courier to a place outside Australia is taken to be given one Business Days after delivery to the air courier.

(d) A notice sent by fax is taken to be given on the Business Day it is sent, provided that the sender's transmission report shows that the whole notice was sent to the correct fax number.

(e) If the Corporations Act permits a notice of meeting to be given to a Member by notifying the Member (using the nominated notification means of that Member):

(i) that the notice of meeting is available; and

(ii) how the Member may use the nominated access means of that Member to access the notice of meeting,

the notice of meeting is taken to be given on the Business Day after the day on which the Member is notified that the notice of meeting is available.

(f) The giving of a notice by post, air-mail or air courier is sufficiently proved by evidence that the notice:

(i) was addressed to the correct address of the recipient; and

(ii) was placed in the post or delivered to the air courier.

(g) A certificate by a Director or Secretary of a matter referred to in Article 11.4(f) is sufficient evidence of the matter, unless it is proved to the contrary.

11.5 Signatures

The Directors may decide, generally or in a particular case, that a notice given by the Company be signed by mechanical or other means.

11.6 Payments

(a) The Company may pay a person entitled to an amount payable in respect of a Share (including a Dividend) by:

(i) crediting an account nominated in writing by that person;

(ii) cheque made payable to bearer, to the person entitled to the amount or any other person the person entitled directs in writing; or

(iii) any other manner as the Directors resolve.

(b) The Company may post a cheque referred to in Article 11.6(a)(ii) to:

(i) the address in the Register of the Member of the Share;

(ii) if that Share is jointly held, the address in the Register of the Member named first in the Register in respect of the Share; or

(iii) any other address which that person directs in writing.

(c) Any joint holder of a Share may give effective receipt for an amount (including a Dividend) paid in respect of the Share.

12. Winding up

12.1 Distributions proportional to paid up capital

Subject to any rights or restrictions attached to a class of Shares, on a winding up of the Company, any surplus must be divided among the Members in the proportions which the amount paid (including amounts credited) on the Shares of a Member is of the total amounts paid and payable (including amounts credited) on the Shares of all Members.

12.2 Distributions of assets

(a) Subject to any rights or restrictions attached to a class of Shares, on a winding up of the Company, the liquidator may, with the sanction of a special resolution of the Members:

  (i) distribute among the Members the whole or any part of the property of the Company; and

  (ii) decide how to distribute the property as between the Members or different classes of Members.

(b) The liquidator of the Company may settle any problem concerning a distribution under Article 12 in any way. This may include:

  (i) rounding amounts up or down to the nearest whole number;

  (ii) ignoring fractions;

  (iii) valuing assets for distribution;

  (iv) paying cash to any Member on the basis of that valuation; and

  (v) vesting assets in a trustee on trust for the Members entitled.

(c) A Member need not accept any property, including shares or other securities, carrying a liability.

13. Records

13.1 Minute book

(a) The Company must keep minute books in which it records within one month:

  (i) proceedings and resolutions of meetings of Members;

  (ii) proceedings and resolutions of meetings of the Directors (including meetings of committees of Directors);

  (iii) resolutions passed by Members without a meeting;

  (iv) resolutions passed by the Directors without a meeting; and

  (v) if the Company has only one Director, the making of declarations by that Director.

time after the meeting by one of the following:

(i) the chairperson of that meeting; or

(ii) the chairperson of the next meeting.

(c) The Company must ensure that minutes of the passing of a resolution without a meeting are signed by a Director within a reasonable time after that resolution is passed.

(d) If the Company has only one Director, that Director must sign the minutes of the making of a declaration by that Director within a reasonable time after the declaration is made.

(e) A minute recorded and signed in accordance with this Article 13.1 is evidence of the proceeding, resolution or declaration to which it relates, unless the contrary is proved.

13.2 Register

(a) The Company must establish and administer the Register in accordance with the Corporations Act.

(b) The Company may establish and administer a branch register of Members in accordance with the Corporations Act.

(c) The Company must allow inspection of the Register only as required by the Corporations Act.

(d) Unless proved incorrect, the Register is sufficient evidence of the matters shown in the Register.

13.3 Financial records

The Company must keep the financial records required by the Corporations Act.

Schedule 1
Definitions and interpretation

1. Definitions

In this Constitution:

"Alternate Director" means a person for the time being holding office as an alternate director of the Company under Article 6.4.

"Applicable Law" means the Corporations Act, the Listing Rules and the ASTC Operating Rules.

"ASTC Operating Rules" means the operating rules of ASTC in its capacity as a CS facility licensee, except to the extent of any relief given by ASTC in their application to the Company.

"ASX" means Australian Stock Exchange Limited ACN 008 624 691.

"Business Day":

(a) if the Company is admitted to the official list of ASX at the time, has the meaning given in the Listing Rules; or

(b) otherwise, means a day except a Saturday, Sunday or public holiday in New South Wales.

"Corporations Act" means the Corporations Act 2001 (Commonwealth), except to the extent of any exemption, modification, declaration or order made in respect of that legislation which applies to the Company.

"Directors" means the directors of the Company for the time being.

"Dividend" includes an interim dividend and a final dividend.

"Eligible Member" means, in respect of a meeting of Members:

(a) if a date and time is specified under Article 5.3(e) in the notice of that meeting, a person who is a Member at that time; or

(b) otherwise, a person who is a Member at the time appointed for the holding of that meeting.

"Executive Director" means a Director who is an employee (whether full-time or part-time) of the Company or of any related body corporate of the Company.

"Legal Costs" of a person means legal costs incurred by that person in defending an action for a Liability of that person.

"Liability" of a person means any liability incurred by that person as an officer of the Company or a subsidiary of the Company and includes all costs, damages and expenses including, in particular, any costs in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or other body or in connection with any investigation or inquiry by a government agency or liquidator.

"Listing Rules" means the listing rules of ASX, except to the extent of any express written waiver by ASX in their application to the Company.

"Member" means a person whose name is entered in the Register as the holder of a Share

"Non-Executive Directors" means all Directors other than Executive Directors.

"Non-Participating Shares" means the non-participating shares in the capital of the company described in Article 2.9.

"Notice" means a notice given pursuant to, or for the purposes of, this Constitution or the Applicable Law.

"Notifiable Interest" has the meaning given by clause (a) of the definition of **"notifiable interest of a director"** in the Listing Rules.

"Personal Representative" means the legal personal representative, executor or administrator of the estate of a deceased person.

"Prescribed Notice" means 28 days or any shorter period of notice for a meeting of members of the Company allowed under the Corporations Act.

"Register" means the register of Members kept under the Applicable Law and, where appropriate, includes any subregister and branch register.

"Relevant Officer" means a person who is, or has been, a Director or Secretary.

"Secretary" means a company secretary of the Company for the time being.

"Share" means a share in the capital of the Company.

"Transmission Event" means:

(a) if a Member is an individual:

  (i) death or bankruptcy of that Member; or

  (ii) that Member becoming of unsound mind or becoming a person whose property is liable to be dealt with under a law about mental health;

(b) if a Member is a body corporate, the deregistration of that Member under the laws of the jurisdiction of its registration; or

(c) in any case, the vesting in, or transfer to, a person of the Shares of a Member without that person becoming a Member.

2. Interpretation

(a) In this Constitution:

  (i) a reference to a partly paid Share is a reference to a Share on which there is an amount unpaid;

  (ii) a reference to a call or an amount called in respect of a Share includes an amount that, by the terms of issue of a Share or otherwise, is payable at one or more fixed times;

  (iii) a reference to a Share which is jointly held is a reference to a Share for which there is more than one Member;

  (iv) a reference to a meeting of Members includes a meeting of any class of Members;

  (v) a Member is taken to be present at a meeting of Members if the Member

is present in person or by proxy, attorney or representative;

(vi) a reference to something being **"written"** or **"in writing"** includes that thing being represented or reproduced in any mode in a visible form; and

(vii) where a notice or document is required by this Constitution to be signed, that notice or document may be authenticated by any other manner permitted by the Corporations Act or any other law, instead of being signed.

(b) In this Constitution, headings are for convenience only and do not affect interpretation, and unless the context indicates a contrary intention:

(i) words importing the singular include the plural (and vice versa);

(ii) words indicating a gender include every other gender;

(iii) the word **"person"** includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(iv) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning; and

(v) the word **"includes"** in any form is not a word of limitation.

(c) Unless the context indicates a contrary intention, in this Constitution:

(i) a reference to an Article or a Schedule is to an article or a schedule of this Constitution;

(ii) a reference in a schedule to a clause is to a clause of that schedule;

(iii) a schedule is part of this Constitution; and

(iv) a reference to this Constitution is to this Constitution (and where applicable any of its provisions) as modified or repealed from time to time.

(d) Unless the context indicates a contrary intention, in this Constitution:

(i) a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it; and

(ii) a reference to the Listing Rules or the ASTC Operating Rules includes any amendment or replacement of those rules from time to time.

(e) Unless the context indicates a contrary intention:

(i) an expression in a provision of this Constitution which deals with a matter dealt with by a provision of the Applicable Law has the same meaning as in that provision of the Applicable Law; and

(ii) an expression in a provision of this Constitution that is defined in section 9 of the Corporations Act has the same meaning as in that section.

(f) In this Constitution, a reference to the Listing Rules, the ASTC Operating Rules or ASX has effect only if at that time the Company is included in the official list of ASX.

3. Exercise of powers

Where this Constitution confers a power or imposes a duty, then, unless the contrary intention appears, the power may be exercised and the duty must be performed from time to time as the occasion requires.

4. Severing invalid provisions

If at any time any provision of this Constitution is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that does not affect or impair:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Constitution; or

(b) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Constitution.

Schedule 2
Unmarketable parcels

1. Definitions

In this Schedule:

"Sale Share" means a Share which is sold or disposed of in accordance with this Schedule.

2. Power to sell unmarketable parcels

2.1 Existing unmarketable parcels

(a) Subject to the Applicable Law, the Company may sell the Shares of a Member if:

(i) the total number of Shares of a particular class held by that Member is less than a marketable parcel;

(ii) the Company gives that Member notice in writing stating that the Shares are liable to be sold or disposed of by the Company; and

(iii) that Member does not give notice in writing to the Company, by the date specified in the notice of the Company (being not less than 42 days after the date of the Company giving that notice), stating that all or some of those Shares are not to be sold or disposed of.

(b) The Company may only exercise the powers under clause 2.1(a), in respect of one or more Members, once in any 12 month period.

(c) The power of the Company under clause 2.1(a) lapses following the announcement of a takeover bid. However, the procedure may be started again after the close of the offers made under the takeover bid.

2.2 New unmarketable parcels

(a) Subject to the Applicable Law, the Company may sell the Shares of a Member if:

(i) the Shares of a particular class held by that Member are in a new holding created by a transfer on or after 1 September 1999; and

(ii) that transfer is of a number of Shares of that class that was less than a marketable parcel at the time the transfer document was initiated, or in the case of a paper based transfer document, was lodged with the Company.

(b) The Company may give a Member referred to in clause 2.2(a) notice in writing stating that the Company intends to sell or dispose of the Shares.

3. Exercise of power of sale

3.1 Extinguishment of interests and claims

The exercise by the Company of its powers under clause 2 extinguishes, subject to this Schedule 2:

(a) all interests in the Sale Shares of the former Member; and

(b) all claims against the Company in respect of the Sale Shares by that Member,

including all Dividends determined to be paid in respect of those Share and not actually paid.

3.2 Manner of sale

(a) Subject to the Applicable Law, the Company may sell or dispose of any Shares under clause 2 at any time:

(i) using a financial services licensee on the basis that person obtains the highest possible price for the sale of the Shares; or

(ii) in any other manner and on any terms as the Directors resolve.

(b) The Company may:

(i) exercise any powers permitted under the Applicable Law to enable the sale or disposal of Shares under this Schedule;

(ii) receive the purchase money or consideration for Sale Shares;

(iii) appoint a person to sign a transfer of Sale Shares; and

(iv) enter in the Register the name of the person to whom Sale Shares are sold or disposed.

(c) The person to whom a Sale Share is sold or disposed need not enquire whether the Company:

(i) properly exercised its powers under this Schedule in respect of that Share; or

(ii) properly applied the proceeds of sale or disposal of those Shares,

and the title of that person is not affected by those matters.

(d) The remedy of any person aggrieved by a sale or disposal of Sale Shares is in damages only and against the Company exclusively.

(e) A certificate in writing from the Company signed by a Director or Secretary that a Share was sold or disposed of in accordance with this schedule 2 is sufficient evidence of those matters.

3.3 Application of proceeds

(a) If the Company exercises the powers under clause 2.1, either the Company or the person to whom a Sale Share is sold or disposed of must pay the expenses of the sale or disposal.

(b) The Company must apply the proceeds of any sale or disposal of any Sale Shares in the following order:

(i) in the case of an exercise of the powers under clause 2.2, the expenses of the sale or disposal;

(ii) the amounts due and unpaid in respect of those Shares; and

(iii) the balance (if any) to the former Member or the former Member's Personal Representative, on the Company receiving the certificate (if any) for those Shares or other evidence satisfactory to the Company

regarding the ownership of those Shares.

3.4 Voting and dividend rights pending sale

(a) If the Company is entitled to exercise the powers under clause 2.2, the Company may by resolution of the Directors remove or change either or both:

(i) the right to vote; and

(ii) the right to receive Dividends,

of the relevant Member in respect of some or all of the Shares liable to be sold or disposed of.

(b) After the sale of the relevant Sale Shares, the Company must pay to the person entitled any Dividends that have been withheld under clause 3.4(a).

Schedule 3
Calls, company payments, forfeiture and liens

1. Exercise of powers

The powers of the Company under this Schedule 3 may only be exercised by the Directors.

2. Calls

2.1 Making a call

(a) Subject to the Applicable Law and the terms of issue of a Share, the Company may at any time make calls on the Members of a Share for all or any part of the amount unpaid on the Share as the Directors resolve.

(b) The Company may make calls payable for one or more Members for different amounts and at different times.

(c) Subject to the Listing Rules and the terms of issue of a Share, a call may be made payable by instalments.

(d) Subject to the Listing Rules, the Company may revoke or postpone a call or extend the time for payment of a call.

(e) A call is made when the Directors resolve to make the call.

2.2 Notice of a call

(a) The Company must give Members at least 10 Business Days notice of a call.

(b) A notice of a call must be in writing and specify the amount of the call, the due date for payment, the manner in which payment of the call must be made, the consequences of non-payment of the call and any other information required by the Listing Rules.

(c) A call is not invalid if either or both a Member does not receive notice of the call or the Company accidentally does not give notice of the call to a Member.

2.3 Payment of a call

(a) A Member must pay to the Company the amount of each call made on the Member on the date and in the manner specified in the notice of the call.

(b) If an amount unpaid on a Share is payable, by the terms of issue of the Share or otherwise, in one or more fixed amounts on one or more fixed dates, the Member of that Share must pay to the Company those amounts on those dates.

(c) A Member must pay to the Company:

  (i) interest at the rate specified in clause 7(a) on any amount referred to in clauses 2.3(a) or 2.3(b) which is not paid on or before the time appointed for its payment, from the time appointed for payment to the time of the actual payment; and

  (ii) expenses incurred by the Company because of the failure to pay or late payment of that amount.

(d) The Company may waive payment of all or any part of an amount payable under

clause 2.3(c).

(e) The joint holders of a Share are jointly and severally liable for the payment of all calls due in respect of that Share.

2.4 Recovery of a call

(a) The Company may recover an amount due and payable under this clause 2 from a Member by:

(i) commencing legal action against the Member for all or part of the amount due;

(ii) enforcing a lien on the Share in respect of which the call was made; or

(iii) forfeiting the Share in respect of which the call was made.

(b) The debt due in respect of an amount payable under this clause 2 in respect of a Share is sufficiently proved by evidence that:

(i) the name of the Member sued is entered in the Register as one or more of the holders of that Share; and

(ii) there is a record in the minute books of the Company of:

A. in the case of an amount referred to in clause 2.3(b), that amount; or

B. in any other case, the resolution making the call.

2.5 Payment in advance of a call

(a) The Company may:

(i) accept from any Member all or any part of the amount unpaid on a Share held by the Member before that amount is called for;

(ii) pay interest at any rate the Directors resolve, on the amount paid before it is called, from the date of payment until and including the date the amount becomes actually payable; and

(iii) repay the amount paid to that Member.

(b) An amount paid pursuant to clause 2.5(a)(i) does not confer a right to participate in:

(i) a Dividend determined to be paid from the profits of the Company; or

(ii) any surplus of the Company in a winding up of the Company,

for the period before the date when the amount paid would have otherwise become payable.

3. Company payments on behalf of a Member

3.1 Rights of the Company

(a) A Member or, if the Member is deceased, the Member's Personal Representative, must indemnify the Company against any liability which the Company has under

(i) a Share held by that Member (whether solely or jointly);

(ii) a transfer or transmission of Shares by that Member;

(iii) a Dividend or other money which is, or may become, due or payable to that Member; or

(iv) that Member.

(b) A Member or, if the Member is deceased, the Member's Personal Representative, must pay to the Company immediately on demand:

(i) the amount required to reimburse the Company for a payment referred to in clause 3.1(a); and

(ii) pay to the Company interest at the rate specified in clause 7(a) on any amount referred to in clause 3.1(a) paid by the Company, from the date of payment by the Company until and including the date the Company is reimbursed in full for that payment.

(c) Subject to the Applicable Law, the Company may refuse to register a transfer of any Shares by a Member referred to in clause 3.1(a), or that Member's Personal Representative, until all money payable to the Company under this clause 3.1 has been paid.

(d) The powers and rights of the Company under this clause 3.1 are in addition to any right or remedy that the Company may have under the law which requires the Company to make a payment referred to in clause 3.1(a).

3.2 Recovery of Company payments

(a) Subject to the Listing Rules, the Company may recover an amount due and payable under clause 3.1 from the Member or the Member's Personal Representative by any or all of:

(i) deducting all or part of that amount from any other amount payable by the Company to that person in respect of the Shares of that person;

(ii) commencing legal action against that person for all or part of that amount; or

(iii) enforcing a lien on one or more of the Shares of that person.

(b) The Company may waive any or all its rights under clause 3.

4. Forfeiture

4.1 Forfeiture procedure

Subject to the Applicable Law, the Company may forfeit a Share of a Member by a resolution of the Directors if:

(a) that Member does not pay a call or instalment on that Share on or before the date for its payment;

(b) the Company gives that Member notice in writing:

(i) requiring the Member to pay that call or instalment, any interest on it and

and

(ii) stating that the Share is liable to be forfeited if that Member does not pay to the Company, at the place specified in the notice, the amount specified in the notice, within 10 Business Days (or any longer period specified) after the date of the notice; and

(c) that Member does not pay that amount in accordance with that notice.

4.2 Notice of forfeiture

(a) When any Share has been forfeited, the Company must:

(i) give notice in writing of the forfeiture to the Member registered as its holder before the forfeiture; and

(ii) record the forfeiture with the date of forfeiture in the Register.

(b) Failure by the Company to comply with any requirement in clause 4.2(a) does not invalidate the forfeiture.

4.3 Effect of forfeiture

(a) The forfeiture of a Share extinguishes:

(i) all interests in that Share of the former Member; and

(ii) all claims against the Company in respect of that Share by the former Member, including all Dividends determined to be paid in respect of that Share and not actually paid.

(b) A former Member whose Share has been forfeited must pay to the Company:

(i) all calls, instalments, interest and expenses in respect of that Share at the time of forfeiture; and

(ii) interest at the rate specified in clause 7(a) on those amounts from the time of forfeiture until and including the date of payment of those amounts.

4.4 Sale or reissue of forfeited Shares

Subject to the Applicable Law, the Company may sell, otherwise dispose of or reissue, a Share which has been forfeited on any terms and in any manner as the Directors resolve.

4.5 Cancellation of forfeited Shares

The Company may by ordinary resolution passed at a general meeting cancel a Share which has been forfeited under the terms on which the Share is on issue.

4.6 Proof of forfeiture

A certificate in writing from the Company signed by a Director or Secretary that a Share was forfeited on a specified date is sufficient evidence of:

(a) the forfeiture of that Share; and

(b) the right and title of the Company to sell, dispose or reissue that Share.

4.7 Waiver or cancellation of forfeiture

Subject to the Applicable Law, the Company may:

(a) waive any or all of its rights under clause 4; and

(b) at any time before a sale, disposition, reissue or cancellation of a forfeited Share, cancel the forfeiture on any terms as the Directors resolve.

5. Liens

5.1 First ranking lien

The Company has a first ranking lien on:

(a) each Share registered in the name of a Member;

(b) the proceeds of sale of those Shares; and

(c) all Dividends determined to be payable in respect of those Shares,

for:

(d) each unpaid call or instalment which is due but unpaid on those Shares;

(e) if those Shares were acquired under an employee incentive scheme, all amounts payable to the Company by the Member under loans made to enable those Shares to be acquired;

(f) all amounts which the Company is required by law to pay, and has paid, in respect of those Shares (including any payment under clause 3) or the forfeiture or sale of those Shares; and

(g) subject to the Listing Rules, all interest and expenses due and payable to the Company under this Schedule 3.

5.2 Enforcement by sale

Subject to the Applicable Law, the Company may sell a Share of a Member to enforce a lien on that Share if:

(a) an amount secured by that lien is due and payable;

(b) the Company gives that Member or the Member's Personal Representative notice in writing:

(i) requiring payment to the Company of that amount, any interest on it and all expenses incurred by the Company by reason of the non-payment; and

(ii) stating that the Share is liable to be sold if that person does not pay to the Company, in the manner specified in the notice, the amount specified in the notice within 10 Business Days (or any longer period specified) after the date of the notice; and

(c) that Member or the Member's Personal Representative does not pay that amount in accordance with that notice.

5.3 Release or Waiver of lien

(a) Registration of a transfer of a Share by the Company releases any lien of the Company on that Share in respect of any amount owing on that Share, unless the Company gives notice in writing, to the person to whom that Share is transferred, of the amount owing.

(b) The Company may waive any or all of its rights under clause 5.

6. Sales, disposals and reissues

6.1 Sale procedure

(a) The Company may:

(i) receive the purchase money or consideration for Shares sold or disposed of under this Schedule 3;

(ii) appoint a person to sign a transfer of Shares sold or disposed of under this Schedule 3;

(iii) do all things necessary or desirable under the Applicable Law to effect a transfer of Shares sold or disposed of under this Schedule 3; and

(iv) enter in the Register the name of the person to whom Shares are sold or disposed.

(b) The person to whom a Share is sold or disposed under this Schedule 3 need not enquire whether the Company:

(i) properly exercised its powers under this Schedule 3 in respect of that Share; or

(ii) properly applied the proceeds of sale or disposal of those Shares,

and the title of that person is not affected by those matters.

(c) The remedy (if any) of any person aggrieved by a sale or other disposal of Shares under this Schedule 3 is in damages only and against the Company exclusively.

(d) A certificate in writing from the Company signed by a Director or Secretary that a Share was sold, disposed of or reissued in accordance with this Schedule 3 is sufficient evidence of those matters.

6.2 Application of proceeds

The Company must apply the proceeds of any sale, other disposal or reissue of any Shares under this Schedule 3 in the following order:

(a) the expenses of the sale, other disposal or reissue;

(b) the amounts due and unpaid in respect of those Shares; and

(c) the balance (if any) to the former Member or the former Member's Personal Representative, on the Company receiving the certificate (if any) of those Shares or other evidence satisfactory to the Company regarding the ownership of those Shares.

7. Interest

(a) A person must pay interest under this Schedule 3 to the Company:

(i) at a rate the Directors resolve; or

(ii) if the Directors do not resolve, at 5% per annum.

(b) Interest payable to the Company under this Schedule 3 accrues daily.

(c) The Company may capitalise interest payable under this Schedule 3 at any interval the Directors resolve.

Schedule 4
Transmission

1. Deceased Members

1.1 Effect of Death

(a) If a Member in respect of a Share which is not jointly held dies, the Company must recognise only the Personal Representative of that Member as having any title to or interest in, or any benefits accruing in respect of, that Share.

(b) If a Member in respect of a Share which is jointly held dies, the Company must recognise only the surviving Members of that Share as having any title to or interest in, or any benefits accruing in respect of, that Share.

1.2 Estates and Personal Representatives

(a) The estate of a deceased Member is not released from any liability in respect of the Shares registered in the name of that Member.

(b) Where 2 or more persons are jointly entitled to any Share as a consequence of the death of the registered holder of that Share, they are taken to be joint holders of that Share.

2. Transmission events

2.1 Transmitee right to register or transfer

(a) Subject to the Bankruptcy Act 1966 and the Applicable Law, if a person entitled to a Share because of a Transmission Event gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the Share, that person may:

(i) elect to be registered as a Member in respect of that Share by giving a signed notice in writing to the Company; or

(ii) transfer that Share to another person.

(b) On receiving a notice under clause 2.1(a)(i), the Company must register the person as the holder of that Share.

(c) Subject to the Applicable Law, a transfer under clause 2.1(a)(ii) is subject to all provisions of this Constitution relating to transfers of Shares.

2.2 Other transmitee rights and obligations

(a) A person registered as a Member as a consequence of clause 2.1 must indemnify the Company to the extent of any loss or damage suffered by the Company as a result of that registration.

(b) A person who has given to the Directors the information referred to in clause 2.1(a) in respect of a Share is entitled to the same rights to which that person would be entitled if registered as the holder of that Share.